Prospectus Supplement	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated September 6, 2001)	Registration No. 333-13648

CRH America, Inc.

$700,000,000 5.30% Notes due 2013

$300,000,000 6.40% Notes due 2033

Fully, irrevocably and unconditionally guaranteed by

CRH plc

Interest payable April 15 and October 15

The ten year notes will mature on October 15, 2013. The thirty year notes will mature on October 15, 2033. Interest on the notes will accrue from September 29, 2003. The notes and guarantees will be unsecured and will rank equally with all other present and future unsecured and unsubordinated obligations of CRH America, Inc. and CRH plc.

We or CRH plc may redeem the notes of either series in whole at any time or in part from time to time at the applicable redemption price described on page S-18. In addition, we or CRH plc may redeem the notes of either series in whole if certain tax events occur. See “Tax Redemption” at page S-19.

Application has been made to list the notes on the Irish Stock Exchange. The listing application is subject to approval by the Irish Stock Exchange.

See “ Risk Factors” beginning on page 3 of the prospectus and page 6 of the 2002 20-F for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the attached prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts	Proceeds to Us (before expenses)

Per Ten Year Note	99.750%	0.450%	99.300%

Total	$698,250,000	$3,150,000	$695,100,000

Per Thirty Year Note	99.532%	0.875%	98.657%

Total	$298,596,000	$2,625,000	$295,971,000

We expect delivery of the notes through the facilities of The Depository Trust Company and its direct and indirect participants (including Euroclear and Clearstream, Luxembourg) will be made to investors on or about September 29, 2003. The underwriters are offering the notes subject to various conditions.

Joint Book-Running Managers

Banc of America Securities LLC	Citigroup	JPMorgan

Senior Co-Managers

Barclays Capital	UBS Investment Bank

Co-Managers

Allied Irish Banks, p.l.c.	BNP PARIBAS
Davy Stockbrokers	ING
The Royal Bank of Scotland

September 22, 2003

Prospectus Supplement

In this prospectus supplement, the terms “we”, “our” and “us” refer to CRH America, Inc. CRH plc and its subsidiaries taken together are referred to as CRH. CRH America, Inc. offers debt securities using this prospectus supplement. CRH plc acts as the guarantor for offerings by CRH America, Inc. using this prospectus supplement.

You should only rely on the information contained in this prospectus supplement and the attached prospectus or incorporated by reference in this prospectus supplement. None of us, CRH or the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, CRH or the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the attached prospectus, as well as information we and CRH previously filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement, is accurate as of the dates on the front cover of those documents only. Our business, financial condition, results of operations and prospects may have changed since that date.

CRH America, Inc. and CRH plc accept responsibility for the accuracy in all material respects of the information contained in this prospectus supplement and the attached prospectus and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other material facts the omission of which would make any statement in this prospectus supplement or in the prospectus misleading in any material respect.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, which includes the documents incorporated by reference, and the attached prospectus contain forward-looking statements with respect to market demand, economic conditions and external factors such as weather and energy prices in the markets in which we operate, our and CRH’s financial condition, results of operations and business, and our and CRH’s plans and objectives with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risk and uncertainty because they reflect our and CRH’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of factors, including the risks described under “Risk Factors” beginning on page 3 of the attached prospectus and on page 6 of the 2002 20-F (as defined below), could cause our or CRH’s actual results and developments to differ materially from those expressed or implied in any forward-looking statements contained in this prospectus supplement and the attached prospectus.

WHERE YOU CAN FIND MORE INFORMATION ABOUT CRH

CRH plc files annual and special reports and other information with the SEC. You may read and copy any document that CRH plc files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Since November 4, 2002, CRH plc has been required to file and furnish its documents to the SEC on EDGAR, the SEC’s electronic filing system. All filings made by CRH plc since that date can be reviewed on EDGAR by going to the SEC’s website: www.sec.gov. CRH plc’s ordinary shares are listed on the Irish Stock Exchange and the London Stock Exchange and CRH plc’s American depositary shares, representing ordinary shares of CRH plc, are quoted on the Nasdaq National Market. You can consult reports and other information about CRH that it has filed pursuant to the rules of the Nasdaq National Market, the Irish Stock Exchange and the London Stock Exchange at those exchanges.

The SEC allows us and CRH plc to incorporate by reference in its prospectus supplement information contained in documents that CRH files with them. This means that we and CRH plc can disclose important information to you by referring to these documents. The information that we and CRH plc incorporate by reference is an important part of this prospectus supplement and the attached prospectus. We and CRH plc incorporate by reference in this prospectus supplement the following documents and any future filings that we or CRH plc make with the SEC under Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, until we and CRH plc complete the offerings using this prospectus supplement and the attached prospectus:

•	Annual Report of CRH plc on Form 20-F for the period ended December 31, 2002 (“2002 20-F”).

•	Report on Form 6-K dated January 31, 2003.

•	Report on Form 6-K dated February 27, 2003.

•	Report on Form 6-K dated July 29, 2003, which indicates on its cover that it is incorporated by reference.

•	Report on Form 6-K/A dated September 18, 2003.

•	Report on Form 6-K dated September 22, 2003.

•	Reports on Form 6-K of CRH plc furnished to the SEC after the date of this prospectus supplement, but only to the extent that the forms expressly state that we incorporate them by reference in this prospectus supplement.

The information CRH plc files with the SEC, including future filings, automatically updates and supersedes information in documents filed at earlier dates. All information appearing in this prospectus supplement is qualified in its entirety by the information and financial statements, including the notes, contained in the documents that we and CRH plc incorporate by reference in this prospectus supplement.

CRH plc’s Annual Report on Form 20-F contains a summary description of CRH’s business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with generally accepted accounting principles applicable in Ireland. We refer to these accounting principles as Irish GAAP in this prospectus supplement and the attached prospectus. CRH plc’s 2002 20-F also presents the effects of the differences on CRH plc’s audited consolidated financial statements between Irish GAAP and generally accepted accounting principles applicable in the United States. We refer to these accounting principles as U.S. GAAP in this prospectus supplement and the attached prospectus.

You may request a copy of the filings referred to above, excluding the exhibits to such filings, at no cost, by writing or telephoning CRH plc at the following address:

CRH plc

Belgard Castle

Clondalkin, Dublin 22

Ireland

Tel. No.: 011-353-1-404 1000

SUMMARY

This summary does not contain all of the information that is important to you. You should read carefully the entire prospectus supplement and attached prospectus, and the documents incorporated by reference herein, for more information on this offering and CRH.

The Company

CRH is an international building materials group, engaged in the manufacture and supply of a wide range of value added primary building materials such as cement, aggregates, asphalt and ready-mixed concrete, in manufacturing a range of building products mainly from concrete or clay but also insulation, fencing, glass fabrication and rooflights and ventilation, and in the operation of builders’ merchanting, “Do-it-Yourself” (“DIY”) stores and specialist distribution. CRH is the largest non-financial company, based on market capitalization, among companies quoted on The Irish Stock Exchange Limited in Dublin. CRH plc is also quoted on The London Stock Exchange Limited in London and on The NASDAQ National Market in the United States. The market capitalization of CRH as of September 22, 2003 was approximately €8.81 billion.

CRH’s operations are spread across more than 1,600 locations in 23 countries, primarily in the United States and western Europe. CRH employs a total of approximately 50,000 people worldwide. From its headquarters in Dublin, Ireland, a small team of executives exercises strategic control over decentralized operations.

As a result of planned geographic diversification since the mid-1970s, CRH has expanded by acquisition and organic growth into an international manufacturer and supplier of value added building materials, with activities spread across four major markets: the Republic of Ireland, Britain & Northern Ireland, Mainland Europe and the Americas. CRH’s activities are organized into four operational divisions: Americas — Products & Distribution, Americas — Materials, Europe —Materials and Europe — Products & Distribution.

Americas — Products & Distribution

The Products & Distribution Division in the Americas operates mainly in the United States with a growing presence in Canada and South America. This division comprises four product groups —Architectural Products, Precast, Glass and Distribution — each with local and national market positions. In South America the Division is a major producer of clay products in Argentina and has glass tempering operations in Argentina and Chile. In 2002, the Products & Distribution division employed approximately 15,000 people in over 380 locations. In the six months to June 30, 2003, this Division spent €198 million on acquisitions developing the Architectural Products and the Distribution businesses in the United States and Canada.

Products and services	Location	2002 Annualized production volumes

Precast concrete products	Canada, U.S.	2.3 million tons*
Prepackaged concrete mixes	U.S.	1.9 million tons
Concrete masonry, pavers, rooftiles	Canada, U.S.	6.6 million tons
Clay bricks, pavers, tiles	Argentina, U.S.	1.3 million tons
Glass fabrication	Argentina, Canada, Chile, U.S.	13.0 million square meters
Roofing, siding and related products	U.S.	117 branches

* Throughout this prospectus supplement tons denotes metric tonnes (i.e. 1,000 kilograms)

2002 Product end-use:

Infrastructure 15%	Non-residential 40%	Residential 45%

Infrastructure — primarily used in construction and repair of roads, telecommunication, energy and water facilities.

Non-residential — primarily construction of industrial, retail and office buildings.

Residential — construction and repair, maintenance and improvement of homes.

Americas — Materials

The Materials Division is organized into four principal regional groups with operations in New England; New York and New Jersey; in the West from Washington on the Pacific coast to Iowa and down to New Mexico; and in the Central region encompassing operations in Michigan, Ohio, West Virginia, Pennsylvania, Delaware and Alabama. In 2002, the Materials Division employed approximately 12,500 people at over 540 locations. In the six months to June 30, 2003, the Materials Division strengthened its key Midwest region by acquiring a leading aggregates and asphalt producer, S.E. Johnson, for a cash consideration of €189 million and completed three add-on deals costing €34 million.

Products and services	Location	2002 Annualized production volumes

Aggregates	U.S.	111.1 million tons
Asphalt	U.S.	33.2 million tons
Readymixed concrete	U.S.	5.1 million cubic meters

2002 Product end-use:

Infrastructure 65%	Non-residential 20%	Residential 15%

Europe — Materials

The Materials Division in Europe operates in Ireland, Spain, Poland, Finland, Switzerland, the Baltic States, Russia, Israel and Ukraine. This Division is a producer of primary materials and value-added manufactured products. In Ireland, the Division produces cement, aggregates, readymixed concrete, asphalt, agricultural and chemical lime and clay bricks. In Spain, the Division produces aggregates, readymixed concrete and precast concrete products. These operations form a good commercial network and are located near large markets in Ireland and Spain. In Poland, the Division owns a leading low cost cement producer with good access to the market, providing a base and the opportunity to add complementary products. In Finland, the Division produces cement, and is a supplier of aggregates and readymixed concrete. In Switzerland, the Division produces cement, aggregates and readymixed concrete. In 2002, the Division employed approximately 9,500 people at over 350 locations. In the first six months of 2003, this Division acquired an 85% stake in a leading Polish lime producer and also acquired an add-on aggregates business in Finland. The total cost of these acquisitions was €28 million.

Products and services	Location	2002 Annualized production volumes

Cement	Finland, Ireland, Poland, Switzerland, Ukraine	10.8 million tons*
Aggregates	Estonia, Finland, Ireland, Latvia, Poland, Spain, Switzerland	60.6 million tons
Asphalt	Finland, Ireland, Poland	3.4 million tons
Readymixed concrete	Estonia, Finland, Ireland, Latvia, Poland, Russia, Spain, Switzerland	8.5 million cubic meters
Concrete products	Ireland, Poland, Spain	4.8 million tons
Clay bricks	Ireland	0.2 million tons

*	Includes CRH’s share in Mashav, Israel’s sole cement producer.

2002 Product end-use:

Infrastructure 35%	Non-residential 30%	Residential 35%

Europe — Products & Distribution

The Products & Distribution Division in Europe is organized into four groups of related manufacturing businesses and a distribution group. The manufacturing groups are involved in clay, concrete, insulation and other building products. Distribution encompasses builders merchants and DIY stores.

Operations are located mainly in the U.K. and the Benelux countries, where CRH holds strong market positions in each business. CRH believes the division has promising bases for future growth in France, Germany, Ireland, Poland, Switzerland and Portugal. In 2002, Products & Distribution had approximately 13,000 employees at over 400 locations. In the first six months of 2003, this Division spent a total of €115 million on acquisitions, which expanded existing operations in Netherlands, Belgium and Germany, and established a first Slovakian presence for the Concrete Products Group.

Products and services	Location	2002 Annualized production volumes

Concrete blocks and pavers	Benelux, Germany, U.K.	10.1 million tons
Precast concrete products	Benelux, France	1.6 million tons
Clay bricks, pavers and rooftiles	Germany, Netherlands, Poland, U.K.	2.4 million tons
Fencing & security	Benelux, France, Germany, Poland, U.K.	1.6 million lineal meters
Rooflights & ventilation	Benelux, Germany, Ireland, U.K.	1.0 million square meters
Insulation products	Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, U.K.	3.4 million cubic meters
Builders merchants	France, Netherlands, Poland, Switzerland	132 branches
DIY stores	Benelux, Portugal	74 stores

2002 Product end-use:

Infrastructure 10%	Non-residential 30%	Residential 60%

Recent Developments

On July 29, 2003, CRH announced it had reached an agreement in principle to acquire the distribution and building products operations of Cementbouw Handel & Industrie (“Cementbouw”) for a total cash consideration, including assumption of debt, of €646 million. In addition, CRH has agreed to invest a total of €47 million for a 45% stake in a leveraged buyout of Cementbouw’s materials operations. Subject to the necessary consultations, regulatory approvals and other closing conditions, both transactions are expected to close in the fourth quarter of 2003.

The Offering

Notes	$700,000,000 initial principal amount of 5.30% Notes due 2013.	$300,000,000 initial principal amount of 6.40% Notes due 2033.

Guarantees	Full, irrevocable and unconditional guarantees of the principal, interest, premium, if any, and any other additional amounts payable in respect of the notes are given by CRH plc.

Maturity

We will repay the ten year notes at 100% of their principal amount plus accrued interest on October 15, 2013. We will repay the thirty year notes at 100% of their principal amount plus accrued interest on October 15, 2033.

Interest Payment Dates	April 15 and October 15, commencing April 15, 2004.
Calculation of Interest	Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Issue Price	99.750% for the ten year notes.	99.532% for the thirty year notes.
Form and Denomination

We will issue the notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The notes of each series will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, or DTC. You will hold beneficial interests in the notes through DTC, and DTC and its direct and indirect participants (including Euroclear and Clearstream, Luxembourg) will record your beneficial interest on their books. We will not issue certificated notes except in the limited circumstances that we explain in this prospectus supplement. Settlement of the notes will occur through DTC in same day funds.

Further Issues

We may from time to time without the consent of the holders of notes create and issue further notes having the same terms and conditions as the notes so that the further issue is consolidated and forms a single series with that series of notes.

Optional Make-Whole Redemption

The notes of each series will be redeemable at our option or at the option of CRH plc, in whole at any time or in part from time to time. See “Description of Notes — Optional Make-Whole Redemption” beginning on page S-18 of this prospectus supplement. Upon redemption, we or CRH plc will pay a redemption price equal to the greater of (1) 100% of the principal amount of the notes of the applicable series plus accrued interest to the date of redemption and (2) (a) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any interest accrued as of the date of the redemption) plus (b) accrued interest to the date of redemption. The present value will be determined by discounting the remaining principal and interest payments to the redemption date on a semi-annual basis

(assuming a 360-day year consisting of twelve 30-day months) using the Treasury Rate (as defined on page S-18 of this prospectus supplement) plus 20 basis points in the case of the ten year notes, and 25 basis points in the case of the thirty year notes. See “Description of Notes — Optional Make-Whole Redemption”.

Tax Redemption

In the event of various tax law changes that would require CRH plc to pay additional amounts as described in the prospectus on page 24 under “Description of the Debt Securities and Guarantees We and CRH plc May Offer — Payment of Additional Amounts”, we or CRH plc may call all, but not less than all, of the notes for redemption. We discuss our ability to redeem the notes in greater detail on page 23 of the prospectus under “Description of the Debt Securities and Guarantees We and CRH plc May Offer — Special Situations — Optional Tax Redemption”.

Risk Factors

You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 3 and on page 6 of the 2002 20-F of the prospectus for risks involved with an investment in the notes.

Use of Proceeds

CRH expects to use the proceeds raised to partially finance the acquisition of certain operations of Cementbouw, which, subject to the satisfaction of closing conditions, is expected to close in the fourth quarter of 2003, and for general corporate purposes, which may include acquisitions. Pending this acquisition the funds would be used to repay debt outstanding under revolving term credit facilities.

Listing	We have applied to list the notes on the Irish Stock Exchange.

Trustee and Principal Paying Agent	JPMorgan Chase Bank.

Irish Paying Agent	JPMorgan Bank (Ireland) plc.

Ranking

The notes and guarantees are not secured by any of our or CRH plc’s property or assets and will rank equally with all of our and CRH’s other present and future unsecured and unsubordinated indebtedness.

Governing Law	The notes will be governed by the laws of the State of New York.
Date of Delivery	We currently anticipate that delivery of the notes will occur on or about September 29, 2003.

Summary Selected Historical Consolidated Financial Data

Five Year Data

The following selected historical consolidated financial data for the five-year period ended December 31, 2002, are derived from the consolidated financial statements of CRH plc, which have been audited by CRH plc’s independent auditors, Ernst & Young, and restated where appropriate to accord with the current accounting policies and presentations. The selected historical consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and notes thereto included in the annual reports on Form 20-F of CRH plc. The consolidated financial statements are prepared in accordance with Irish GAAP, which differs in certain respects from US GAAP. Details of the principal differences between Irish GAAP and US GAAP are set out in Note 32 of Notes to the Consolidated Financial Statements included in CRH plc’s 2002 annual report on Form 20-F, which is incorporated by reference in this prospectus supplement.

CONSOLIDATED INCOME STATEMENT DATA

Year Ended December 31

(Amounts in millions, except per share data)

	2002 (a)		2002	2001	2000	1999 (b)	1998*
	U.S.$		€	€	€	€	€
Amounts in accordance with Irish GAAP
Net sales, including share of joint ventures	12,415.4		10,794.1	10,443.5	8,869.8	6,733.8	5,210.9
Income before interest expense, including share of joint ventures	1,143.5		994.2	976.2	887.6	727.6	451.8
Income before tax and minority shareholders’ interest	984.2		855.7	802.9	696.7	634.9	408.9
Taxes on income	260.9		226.8	217.0	193.7	177.7	99.9
Net income attributable to ordinary shareholders	716.9		623.3	582.0	498.3	454.0	305.6
Net income per Ordinary Share(c)	137.13	¢	119.22c	115.32c	113.79c	106.01c	72.08c
Diluted net income per Ordinary Share(c)	136.38	¢	118.57c	114.25c	112.03c	104.58c	71.57c
Dividends per Ordinary Shares outstanding(c)	29.22	¢	25.40c	23.00c	20.77c	18.22c	15.61c
Average number of Ordinary Shares outstanding(c)	522.8		522.8	504.7	437.9	428.3	424.0

Amounts in accordance with U.S. GAAP
Net sales, including share of joint ventures	12,415.4		10,794.1	10,443.5	8,869.8	6,733.8	5,210.9
Net income attributable to ordinary shareholders	811.4		705.4	550.7	503.7	457.5	283.0
Net income per Ordinary Share(c)	155.20	¢	134.93c	109.11c	115.02c	106.82c	66.75c
Diluted net income per Ordinary Share(c)	154.33	¢	134.18c	108.11c	113.24c	105.39c	65.84c
Dividends per Ordinary Shares outstanding(c)	27.24	¢	23.68c	21.42c	18.95c	16.35c	14.16c
Average number of Ordinary Shares outstanding(c)	522.8		522.8	504.7	437.9	428.3	424.0

CONSOLIDATED BALANCE SHEET DATA

As at December 31
(Amounts in millions, except debt ratio)

	2002 (a)	2002	2001	2000	1999	1998*
	U.S.$	€	€	€	€	€
Amounts in accordance with Irish GAAP
Intangible assets — goodwill	1,327.4	1,154.1	1,153.5	954.6	629.2	138.2
Property, plant and equipment	5,756.1	5,004.4	5,150.5	4,550.9	3,225.8	2,287.6
Investments	316.1	274.8	315.8	104.0	66.6	52.6
Net current assets(d)	1,240.4	1,078.4	1,039.8	915.1	607.9	512.5
Net assets	5,588.6	4,858.8	4,870.5	3,110.8	2,238.7	1,839.3
Total assets	12,141.4	10,555.9	10,778.2	9,410.1	6,638.6	5,273.9
Long term debt	3,462.4	3,010.3	2,853.5	2,910.2	2,381.5	1,854.8
Net debt(e)	1,966.7	1,709.9	1,893.7	2,619.8	1,669.3	729.5
Ordinary shareholders’ equity	5,459.7	4,746.7	4,734.2	3,073.9	2,200.5	1,552.8
Debt ratio(f)	36.0%	36.0%	40.0%	85.2%	75.9%	47.0%
Capital stock	205.0	178.2	177.3	140.9	133.1	128.0
Number of Ordinary Shares at December 31(c)	524.2	524.2	521.4	455.0	429.8	425.8

Amounts in accordance with U.S. GAAP
Net assets	6,191.8	5,383.2	5,380.2	3,601.6	2,690.6	2,279.1
Total assets	13,048.0	11,344.1	11,405.7	9,865.7	7,062.2	5,688.7
Ordinary shareholders’ equity	6,062.8	5,271.1	5,243.9	3,564.7	2,652.4	1,992.6
Capital stock	205.0	178.2	177.3	140.9	133.1	128.0

OTHER DATA

Year Ended December 31

(Amounts in millions)

	2002 (a)	2002	2001	2000	1999	1998*
	U.S.$	€	€	€	€	€
Expenditure on acquisitions and investments	1,140.8	991.8	1,080.1	1,605.1	1,420.7	603.8
Expenditure on property, plant and equipment	422.6	367.4	452.3	429.5	360.1	232.1

*	The euro amounts for 1998 have been calculated by translating the underlying Irish Pound figures into euro at the fixed conversion rate of €1 = IR£0.787564.
(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.1502, the noon buying rate from the Federal Reserve Bank of New York as of June 30, 2003.
(b)	In 1999, discontinued operations accounted for €251.9 million in net sales and €91 million of income before interest expense, including share of joint ventures. The €91 million income before interest expense included a €79.5 million gain on the sale of Keyline Builders Merchants.
(c)	Net income per ordinary share, dividends per share and number of shares have been adjusted for the years 1998 to 2000 for the bonus element of the March 2001 rights issue.
(d)	Net current assets comprise accounts receivable, prepayments and inventories less accounts payable and accrued liabilities.
(e)	Net debt is calculated as the sum of long-term debt and bank loans and overdrafts, less cash.
(f)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.

Six Months Data

The following selected historical consolidated financial data for the six month periods ended June 30, 2003 and June 30, 2002 have been derived from CRH plc’s consolidated interim financial statements for the six months ended June 30, 2003 which are included in CRH plc’s Report on Form 6-K dated September 22, 2003. The consolidated interim financial statements are unaudited and are prepared in accordance with Irish GAAP, which differs in certain respects from U.S. GAAP. The omission of reconciliation to U.S. GAAP is permitted by Item 8.A.5 of Form 20-F, pursuant to which the aforementioned Report on Form 6-K was filed with the SEC. In our opinion, the unaudited interim financial statements reflect all adjustments (consisting only of normal recurring items) which are necessary to a fair presentation of the results for the interim periods. The interim results of operations for the six month periods are not necessarily indicative of operating results to be expected for the entire year. The following selected financial data should be read in conjunction with and are qualified in their entirety by reference to such Consolidated Interim Financial Statements, including any notes thereto.

CONSOLIDATED INCOME STATEMENT DATA Six Months Ended June 30 (Amounts in millions, except per share data)

	2003(a)		2003	2002
	U.S.$		€	€

Amounts in accordance with Irish GAAP
Net sales, including share of joint ventures	5,361.0		4,660.9	4,800.6
Income before interest expense, including share of joint ventures	248.2		215.8	270.0
Income before tax and minority shareholders’ interest	185.0		160.8	195.6
Taxes on income	48.3		42.0	53.0
Net income attributable to ordinary shareholders	133.8		116.3	139.8
Net income per Ordinary Share	25.49	¢	22.16c	26.78c
Diluted net income per Ordinary Share	25.41	¢	22.09c	26.56c
Dividends per Ordinary Shares outstanding	9.43	¢	8.20c	7.43c
Average number of Ordinary Shares outstanding	524.8		524.8	522.0

CONSOLIDATED BALANCE SHEET DATA As at June 30 (Amounts in millions, except debt ratio)

	2003(a)		2003	2002
	U.S.$		€	€

Amounts in accordance with Irish GAAP
Intangible assets — goodwill	1,396.1		1,213.8	1,119.9
Property, plant and equipment	5,796.0		5,039.1	5,074.3
Investments	291.3		253.3	294.5
Net current assets(b)	1,646.7		1,431.7	1,289.2
Net assets	5,391.7		4,687.6	4,612.4
Total assets	12,384.0		10,766.8	10,792.8
Long term debt	3,761.5		3,270.3	3,138.5
Net debt(c)	2,689.9		2,338.6	2,327.2
Ordinary shareholders’ equity	5,276.4		4,587.4	4,495.4
Debt ratio(d)	51.0%		51.0%	51.8%
Capital stock	205.8		178.9	177.9
Number of Ordinary Shares at June 30	526.2		526.2	523.1

OTHER DATA Six Months Ended June 30 (Amounts in millions)

	2003(a)	2003	2002
	U.S.$	€	€

Expenditure on acquisitions and investments	663.9	577.2	607.0
Expenditure on property, plant and equipment	250.5	217.8	211.9

(a)	The translation from euro into U.S. dollars has been made at the rate of €1.00 to U.S.$1.1502, the noon buying rate from the Federal Reserve Bank of New York as of June 30, 2003.
(b)	Net current assets comprise accounts receivable, prepayments and inventories less accounts payable and accrued liabilities.
(c)	Net debt is calculated as the sum of long-term debt and bank loans and overdrafts, less cash.
(d)	Debt ratio represents net debt as a percentage of ordinary shareholders’ equity.

CAPITALIZATION AND INDEBTEDNESS OF CRH PLC

The following table sets out the cash and liquid resources, capitalization and indebtedness on an historical basis of CRH plc at June 30, 2003, which have been calculated in accordance with Irish GAAP, as adjusted for the issuance and application of the net proceeds of the notes offered hereby (after deduction of underwriting discounts and commissions and estimated offering expenses). Other than the changes noted below to reflect the anticipated issuance and the application of the proceeds of the notes offered hereby, there has been no material change in the consolidated capitalization and indebtedness of CRH plc since June 30, 2003.

	€ in millions	US$ in millions*	€ in millions Adjusted for this offering	US$ in millions* Adjusted for this offering
Bank loans and overdrafts due within one year	265.7	305.6	116.9	134.5
Loans due after more than one year	3,270.3	3,761.5	3,766.4	4,332.1

Total indebtedness	3,536.0	4,067.1	3,883.3	4,466.6

Called up share capital:
Equity share capital	178.9	205.8	178.9	205.8
Non-equity share capital	1.2	1.4	1.2	1.4
Minority interests	99.0	113.9	99.0	113.9

Equity reserves:
Share premium account	2,061.6	2,371.2	2,061.6	2,371.3
Other reserves	9.9	11.4	9.9	11.4
Profit and loss account	2,337.0	2,688.0	2,331.7	2,682.0

Total shareholders’ funds and minority interests	4,687.6	5,391.7	4,682.3	5,385.6

Total capitalization and indebtedness	8,223.6	9,458.8	8,565.6	9,852.2

Net debt:
Total indebtedness**	3,536.0	4,067.1	3,883.3	4,466.6
Cash and liquid resources	1,197.4	1,377.2	1,539.4	1,770.7

	2,338.6	2,689.9	2,343.9	2,695.9

*	Translations into U.S. dollars in this section are solely for convenience and are computed at the rate of €1.00 to U.S.$1.1502, the noon buying rate from the Federal Reserve Bank of New York as of June 30, 2003. On September 22, 2003, the noon buying rate was €1.00 to U.S.$1.1468.
**	Of the total indebtedness at June 30, 2003, €69.9 million was secured by CRH’s assets. As of September 22, 2003, neither CRH plc nor CRH America, Inc. had secured indebtedness outstanding. CRH plc has given letters of guarantee to secure obligations of consolidated subsidiary undertakings amounting to €3.4 billion at June 30, 2003 with respect to loans, bank advances and future lease obligations.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out CRH plc’s consolidated ratios of earnings to fixed charges for each of the fiscal years 1998 through 2002 and for the six months ended June 30, 2002 and 2003. The information for the fiscal years 1998 through 2002 has been calculated in accordance with Irish GAAP and U.S. GAAP. The information for the six months ended June 30, 2002 and 2003 has been calculated in accordance with Irish GAAP.

	Six Months* Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999**	1998

In accordance with Irish GAAP	2.6	2.6	4.6	3.8	3.3	4.9	3.8
In accordance with U.S. GAAP	—	—	4.9	3.7	3.4	4.9	3.6

*	The earnings of CRH are seasonally biased as the larger portion of profits arise in the second half of the calendar year. In the years from 1998 to 2002 income before interest expense in the first half varied between 27.2% and 35.5% of the full year results. As fixed charges are more evenly spread during the calendar year, the ratio of earnings to fixed charges in the first half is normally below the ratio of earnings to fixed charges for the full year.

**	The ratio for 1999 has been calculated including the effect of exceptional items, which resulted in a net gain of €64.2 million in accordance with Irish GAAP and €91.4 million in accordance with U.S. GAAP. Excluding this effect, the ratio of earnings to fixed charges in 1999 would have been 4.5 times in accordance with Irish GAAP and 4.3 times in accordance with U.S. GAAP. The reduction in the ratio of earnings to fixed charges from 1999 to 2000 reflects the exceptional net gain of €64.2 million which arose in 1999 and the impact of CRH’s continuing acquisition expenditures.

The ratio of earnings to fixed charges of CRH plc was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees.

The fixed charges were calculated by adding interest expensed, discounts and expenses related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries.

USE OF PROCEEDS

We and CRH plc estimate that the net proceeds, after deducting underwriting discounts and commissions, from the sale of the notes will be $991,071,000. CRH expects to use the proceeds raised to partially finance the acquisition of certain operations of Cementbouw, which, subject to the satisfaction of closing conditions, is expected to close in the fourth quarter of 2003, and for general corporate purposes, which may include acquisitions. Pending this acquisition, the funds would be used to repay debt outstanding under revolving term credit facilities. The debt outstanding under the revolving facilities matures between June 28, 2004 and June 11, 2008. Amounts repaid on these revolving facilities may be re-drawn. The weighted average rate of interest, as of September 22, 2003, on such debt drawn under these credit facilities was 1.47% and the weighted average spread above LIBOR of such debt was 0.31%. $525 million of the amount under the revolving credit facilities that we may repay was incurred within one year from the date of this prospectus supplement. CRH used the proceeds from such debt incurred in the last year to fund acquisitions, repay debts drawn under maturing facilities and build up working capital.

EXCHANGE RATES

The following table shows, for the period and dates indicated, the exchange rates for the euro, based on the Noon Buying Rate from the Federal Reserve Bank of New York, expressed in United States dollars per €1 (to the nearest cent). The Noon Buying Rate on such dates differs from the rates used in the preparation of CRH plc’s consolidated financial statements as of such dates. No representation is made that the euro amounts have been, could have been or could be converted into United States dollars at exactly the Noon Buying Rate on such dates or any other dates.

Year ended December 31,	Period End	Average(*)	High	Low

1998**	1.17	1.12	1.22	1.06
1999	1.01	1.07	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003 (through September 22, 2003)	1.15	1.09	1.19	1.04

Month

March 2003	1.12	1.09	1.12	1.06
April 2003	1.18	1.16	1.19	1.12
May 2003	1.18	1.16	1.19	1.12
June 2003	1.15	1.17	1.19	1.14
July 2003	1.12	1.14	1.16	1.12
August 2003	1.10	1.12	1.14	1.09
September 2003 (through September 22, 2003)	1.15	1.12	1.15	1.08

*	The average of the Noon Buying Rate on the last day of each month during the period or in the case of monthly averages, the average of all days in the month.

**	For 1998, the rates have been calculated by converting the relevant Noon Buying Rates for Irish Pounds into euro at the fixed conversion rate of €1 = IR£0.787564.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities set forth in the attached prospectus. See “Description of Debt Securities and Guarantees We and CRH plc May Offer” on page 14 of the attached prospectus. To the extent the following description is inconsistent with that set forth in the attached prospectus, the following description replaces that in the attached prospectus.

General

The notes are governed by a document called an indenture, a contract among us, CRH plc and JPMorgan Chase Bank. We may issue as many distinct series of notes under the indenture as we wish. We may also, from time to time, without your consent create and issue further notes of the applicable series having the same terms and conditions (other than the issue date, first interest accrual date and in certain cases, the first interest payment date) as the notes of such series previously issued so that the further issue is consolidated and forms a single series with that series.

The ten year notes will be issued in an initial aggregate principal amount of $700,000,000 and will mature on October 15, 2013. The thirty year notes will be issued in an initial aggregate principal amount of $300,000,000 and will mature on October 15, 2033. Book-entry interests in the notes will be issued, as described below under “Clearance and Settlement”, in minimum denominations of $1,000 and in integral multiples of $1,000. The notes will bear interest at the respective rates per annum shown on the cover page of this prospectus supplement, payable semi-annually on April 15 and October 15 of each year, commencing April 15, 2004. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months and will be paid to the persons shown on the register kept by JPMorgan Chase Bank at the close of business on April 1 and October 1 of each year. The notes and guarantees are governed by New York law.

The notes will be unsecured and unsubordinated indebtedness of CRH America, Inc. and will rank equally with all of our other present and future unsecured and unsubordinated indebtedness. The notes will rank equally without any preference among themselves and with all of our present and future unsecured and unsubordinated indebtedness.

CRH plc will unconditionally and irrevocably guarantee on an unsubordinated basis the due and punctual payment of the principal, interest, premium, if any, and any other additional amounts payable in respect of the notes, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of the notes will be unsecured, unsubordinated obligations of CRH plc. The guarantees will rank equally with all other present and future unsecured and unsubordinated indebtedness of CRH plc. Because CRH plc is a holding company, the notes will effectively be subordinated to any indebtedness of its subsidiaries.

We may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts. So long as any of the notes remain listed on the Irish Stock Exchange, we will maintain a paying agent in Dublin.

Payment of principal of and interest on the notes, so long as the notes are represented by global securities, as discussed below, will be made in immediately available funds. Beneficial interests in the global securities will trade in the same-day funds settlement system of The Depository Trust

Company, referred to as DTC, and secondary market trading activity in such interests will therefore settle in same-day funds. We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Optional Make-Whole Redemption

We or CRH plc may redeem the notes of either series at our or its option in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points in the case of the ten year notes and 25 basis points in the case of the thirty year notes, together with, in each case, accrued interest on the principal amount of the notes to be redeemed to the date of redemption. In connection with such optional redemption the following defined terms apply:

•	“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

•	“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes of the applicable series. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us or CRH plc to act as the “Independent Investment Banker”.

•	“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

•	“Reference Treasury Dealer” means each of Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective successors and one other nationally recognized investment banking firm that is a Primary Treasury Dealer specified from time to time by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a ”Primary Treasury Dealer”), we or CRH plc shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

•	“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker,

of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

•	“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption, provided, however, that, if that redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. On and after any redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption. On or before any redemption date, we or CRH plc shall deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If less than all the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and either us or CRH plc, and the trustee and any paying agent for the notes shall be entitled to rely on such calculation.

Payment of Additional Amounts

All payments by us on the principal or interest on the notes and all payments by CRH plc under the guarantees will be made free and clear of any withholding for taxes or any other governmental charge, unless such withholding is required by the laws of any jurisdiction where CRH plc is incorporated. In that event, CRH plc will be required, subject to certain exceptions, to pay you an additional amount so that the net amount you receive is the amount specified in the note to which you are entitled as described in the attached prospectus on page 24 under “Description of the Debt Securities and Guarantees We and CRH plc May Offer — Payment of Additional Amounts”.

Tax Redemption

In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that require CRH plc to pay additional amounts as described in the prospectus on page 24 under “Description of the Debt Securities and Guarantees We and CRH plc May Offer — Payment of Additional Amounts”, we or CRH plc may call all, but not less than all, of the notes for redemption. This means we or CRH plc may repay the notes early. Our and CRH plc’s ability to redeem the notes is discussed in greater detail on page 23 of the attached prospectus under “Description of the Debt Securities and Guarantees We and CRH plc May Offer — Special Situations — Optional Tax Redemption”. If we or CRH plc call the notes as a result of such tax law changes, we must pay 100% of their principal amount. We or CRH plc will also pay the holders accrued interest if we have not otherwise paid interest through the redemption date. Notes will stop bearing interest on the redemption date, even if the holders do not collect their money.

In either of the situations discussed above, we or CRH plc will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Defeasance and Discharge

We and CRH plc may release ourselves from any payment or other obligations on the notes as described under “Description of the Debt Securities and Guarantees We and CRH plc May Offer — Covenants — Defeasance and Discharge” on page 28 of the attached prospectus.

Notices

All notices regarding the notes will be published in the Daily Official List of the Irish Stock Exchange.

Governing Law

The notes and the guarantees will be governed by the laws of the State of New York.

Trustee

The trustee is JPMorgan Chase Bank. See “Description of the Debt Securities that We and CRH plc May Offer — General” on page 14 and “Description of the Debt Securities that We and CRH plc May Offer — Default and Related Matters” on page 29 in the attached prospectus for a description of the trustee’s procedures and remedies available in the event of default.

This section summarizes the specific financial and legal terms of the notes that are more generally described under “Description of the Debt Securities and Guarantees We and CRH plc May Offer” beginning on page 14 of the prospectus attached to the back of this prospectus supplement. If anything described in this section is inconsistent with the terms described under “Description of the Debt Securities and Guarantees We and CRH plc May Offer” in the attached prospectus, you should consider the terms here to be the ones that prevail.

MATERIAL U.S. FEDERAL AND IRISH TAX CONSEQUENCES

United States Taxation

This section supplements the discussion under “Material U.S. Federal and Irish Tax Consequences — United States Taxation — Purchase, Sale and Retirement of the Debt Securities” in the attached prospectus relating to the notes and the guarantees:

•	Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year.

Irish Taxation

This summary describes the principal Irish taxation consequences of owning the debt securities described in this prospectus supplement and the attached prospectus. It is the opinion of KPMG, our Irish tax advisor, on principles of Irish taxation law. These principles depend on interpretation of current law, regulations, rulings and decisions, and Irish Revenue practice. This summary applies where the debt securities are held as capital assets for Irish taxation purposes.

This summary does not address all Irish tax principles that may apply to all categories of holders of the debt securities, some of which may be subject to special rules.

It is recommended that you consult your own tax advisor on the Irish tax consequences of owning the securities in the light of your particular circumstances.

Acquisitions and Disposals of the Securities — Capital Gains Tax

Irish tax resident individuals and companies

An Irish resident holder must disclose the acquisition of the debt securities in their relevant tax return under the heading “chargeable assets acquired”. This is on the basis that the securities are assets for the purposes of Irish capital gains tax.

On the basis that the debt securities constitute a chargeable asset, capital gains tax is chargeable at the rate of 20% on a capital gain arising on the disposal of the debt securities. In broad terms, the gain is computed by comparing the sale proceeds with the acquisition cost and the allowable expenses of acquisition and disposal.

In certain circumstances, capital gains tax treatment will not apply to part of the gain arising on a disposal of the debt securities. This would occur where the owner of the security sells the security and the interest on the security is receivable by someone other than that owner. In these circumstances, the owner is charged to income tax under Case IV of Schedule D of the Irish Taxes Consolidation Act 1997 on accrued interest up to the date of disposal of the securities or the date of payment of the consideration in respect of the sale, whichever is the later. This provision will not apply where the security has been held for a continuous period of two years prior to the date of sale, or payment of consideration, whichever is the later.

Interest arising — Income Tax/Corporation Tax

Irish tax resident individuals

For 2003, the standard rate of income tax is 20% and the higher rate is 42%. Irish resident individuals will be subject to income tax at their marginal rates of income tax on the interest income arising in the year on the debt security under Schedule D Case III of the Irish Taxes Consolidation Act 1997.

In certain circumstances, levies of 2% will also be payable on the interest income.

Where payment of the interest is entrusted to a paying agent in Ireland for payment to Irish resident individuals, and encashment tax is suffered, the interest income will be subject to tax under Schedule D Case IV of the Irish Taxes Consolidation Act 1997 on the interest income arising in the year of assessment, with a credit given for any encashment tax suffered.

Irish tax resident companies

An Irish resident company will be liable to corporation tax at the rate of 25% on the interest income accruing on the debt security for the company’s relevant accounting period under Schedule D Case III of the Irish Taxes Consolidation Act 1997.

The interest income arising on the debt security will fall within the definition of “investment income” for the purposes of the close company surcharge rules contained within the Irish Taxes Consolidation Act 1997.

Irish Stamp Duty

On the basis that the debt securities do not relate to the shares in CRH plc or shares in any Irish company, no Irish stamp duty will be payable on the transfer of the debt securities.

Irish Taxation — U.S. Tax Resident Holders

There are no Irish taxation implications to U.S. tax resident holders arising from the issue by CRH America, Inc. of debt securities to such holders.

Where the debt securities are held by U.S. tax resident holders, there are no Irish taxation implications to U.S. tax resident holders arising from the payment or accrual of interest on, or from the redemption or retirement of, the debt securities by CRH America, Inc.

Unless attributable to a permanent establishment that the holder of the debt securities has in Ireland, no taxable gain will arise on the sale or disposal of the debt securities by U.S. tax resident holders.

Payments under the Guarantee — U.S. and Irish Tax Resident Holders

Under Irish domestic tax law, payment of interest under the guarantee by CRH plc may be liable to Irish tax. However, by filing an appropriate claim under the U.S./Ireland Double Tax Treaty, U.S. tax resident holders of the debt securities should qualify for exemption from Irish tax on the guarantee payments provided that the securities are not attributable to a permanent establishment that the holder of the securities has in Ireland.

There should be no Irish tax implications for U.S. resident holders of securities in the event that CRH plc is required to make a payment of principal under the guarantee arrangement.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement standard provisions, referred to as the underwriting agreement and incorporated in the pricing agreement dated the date of this prospectus supplement and referred to as the pricing agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite the name of that underwriter:

	Principal Amount of Notes
	Ten Year Notes	Thirty Year Notes

Banc of America Securities LLC	$193,666,667	$83,000,000
Citigroup Global Markets Inc.	193,666,667	83,000,000
J.P. Morgan Securities Inc.	193,666,666	83,000,000
Barclays Capital Inc.	24,500,000	10,500,000
UBS Securities LLC	24,500,000	10,500,000
Allied Irish Banks, p.l.c.	14,000,000	6,000,000
BNP Paribas Securities Corp.	14,000,000	6,000,000
Davy Stockbrokers	14,000,000	6,000,000
ING Belgium SA/NV	14,000,000	6,000,000
The Royal Bank of Scotland plc	14,000,000	6,000,000

	$700,000,000	$300,000,000

Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are the joint book runners and lead managers for this offering of notes.

The underwriting agreement and the pricing agreement provide that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes of a series if they purchase any of the notes of that series.

The underwriters initially propose to offer the notes to investors at the public offering prices that appear on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price less a concession not in excess of 0.300% of the principal amount of the notes, in the case of the ten year notes, and 0.500% of the principal amount of the notes, in the case of the thirty year notes. In addition, the underwriters may allow, and those dealers may reallow, a concession not in excess of 0.125% of the principal amount of the notes, in the case of the ten year notes, and 0.125% of the principal amount of the notes, in the case of the thirty year notes, on sales of the notes to certain other dealers. After the initial public offering, the underwriters may change the public offering prices and any other selling terms.

Banc of America Securities LLC and J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Banc of America Securities LLC and J.P. Morgan Securities Inc. and their respective customers and is not a party to this offering. Market Axess Inc. is a registered broker-dealer and will receive compensation from Banc of America Securities LLC and J.P. Morgan Securities Inc. based on transactions conducted through the system. Banc of America Securities LLC and J.P. Morgan Securities Inc. will make the notes available to their respective customers through Internet distributions, whether made through a proprietary or third-party channel, on the same terms as distributions made through other channels. Neither Market Axess Inc.’s website nor its contents have been approved by the Irish Stock Exchange.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate-covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of pegging, fixing or maintaining the price of the notes.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim selling concessions from a syndicate member when they, in covering syndicate positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may cause the prices of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We estimate that our expenses, excluding underwriting discounts, will be approximately $1.137 million, of which the underwriters have agreed to pay a portion.

Certain of the underwriters and their affiliates have performed certain investment banking and advisory and general financing and banking services for us and for CRH plc from time to time for which they have received customary fees and expenses. In the ordinary course of business, the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates or perform other financial services for us and our affiliates.

Bank of America N.A., an affiliate of Banc of America Securities LLC, Citibank International plc Ireland Branch, Citibank N.A. London Branch and Citibank International plc London Branch, affiliates of Citigroup Global Markets Inc., and JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., are each lenders to a subsidiary of CRH plc, each under separate credit facilities. We may use more than 10% of the net proceeds from the sale of the notes to repay indebtedness owed by this subsidiary of CRH plc to these entities. The offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. Since the notes are of investment grade, no qualified independent underwriter is required pursuant to that Rule.

To the extent any underwriter is not a U.S.-registered broker-dealer, it will not effect any sales of notes in the United States.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

The notes are offered for sale in those jurisdictions in the United States, Europe, Australia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the attached prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement. There will be no offers or sales to retail investors.

Although application has been made to list the notes on the Irish Stock Exchange, the notes are new issues of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof. We have been advised by the underwriters for the notes that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

Delivery of the notes will be made against payment on September 29, 2003. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

CLEARANCE AND SETTLEMENT

The notes of each series will be issued in the form of a global note that will be deposited with The Depository Trust Company, referred to as DTC, on the closing date. This means that we will not issue certificates to each holder. We will issue one or more global notes for each series of notes to DTC, and DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased such notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

Beneficial interests in a global note will be shown on, and transfers of that global note will be made only through, records maintained by DTC and its direct and indirect participants (including Euroclear and Clearstream, Luxembourg).

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the “United States Federal Reserve System”, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants, referred to as Direct Participants, deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants’ accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Euroclear and Clearstream Banking are Direct Participants. DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in those global notes.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by Direct Participants to owners of beneficial interests in the global notes, and voting by Direct Participants, will be governed by the customary practices between the Direct Participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in “street name”. However, payments to the owners of beneficial interests in the notes will be the responsibility of the participants and not of DTC, the trustee or us.

Notes represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days of receiving such notice from DTC; or

•	We determine not to require all of the notes of a series to be represented by a global note and notify the trustee of our decision.

Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made in immediately available funds, except as otherwise indicated in this section.

The notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The Common Code, ISIN and CUSIP numbers for the notes are as follows:

	Ten Year Notes	Thirty Year Notes
Common Code	017737830	017737872
ISIN	US12626PAE34	US12626PAF09
CUSIP number	12626P AE 3	12626P AF 0

VALIDITY OF DEBT SECURITIES AND GUARANTEES

Sullivan & Cromwell LLP, our and CRH plc’s U.S. counsel, and Davis Polk & Wardwell, U.S. counsel for the underwriters, will pass upon the validity of the notes and the guarantees. Arthur Cox, our and CRH plc’s Irish counsel, will pass upon Irish law matters.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

CRH America, Inc. is a corporation organized under the laws of the State of Delaware. CRH plc is a public limited company incorporated under the laws of Ireland. Substantially all of CRH plc’s directors and officers, and some of the experts named in this document, reside outside the United States, principally in Ireland. A substantial portion of our and CRH plc’s assets, and the assets of such persons, are located outside the United States. Therefore, you may not be able to effect service of process within the United States upon us, CRH plc or these persons so that you may enforce judgments of U.S. courts against us, CRH plc or these persons based on the civil liability provisions of the U.S. federal securities laws. Arthur Cox has advised us that there are doubts as to the enforceability in Ireland, in original U.S. court actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities whether solely based on the U.S. federal securities laws or otherwise.

GENERAL INFORMATION

We and CRH plc have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the notes. Resolutions of the Board of Directors of CRH America, Inc. dated September 19, 2003 authorized the issuance of the notes. Resolutions of the Board of Directors of CRH plc dated September 19, 2003 authorized the guarantees.

We have applied to list the notes on the Irish Stock Exchange. The listing application is subject to approval by the Irish Stock Exchange. The prices of the notes quoted on the Irish Stock Exchange will be expressed as a percentage of their nominal amount (excluding accrued interest).

So long as any of the notes remain outstanding and listed on the Irish Stock Exchange, copies of the following items will be available from the principal office of CRH plc and at the specified office of Goodbody Stockbrokers, the Dublin listing agent:

•	the Listing Particulars;

•	the Memorandum and Articles of Association of CRH plc;

•	the Certificate of Incorporation and By-laws of CRH America, Inc.;

•	this prospectus supplement and the attached prospectus;

•	all incorporated documents that are considered part of this prospectus supplement;

•	the audited annual consolidated financial statements of CRH plc for the financial years ended December 31, 2001 and December 31, 2002;

• future annual and interim financial filings of CRH plc;

• the indenture; and

• any documents relating to these items.

Except as may be disclosed in this prospectus supplement and the attached prospectus, including in all incorporated documents that are considered part of this prospectus supplement, there has been no material adverse change in the financial or trading position or prospects of CRH since June 30, 2003.

Except as disclosed in this prospectus supplement and the documents incorporated by reference therein, there are not, nor have there been, any legal or arbitration proceedings involving CRH which may have or have had during the 12 months prior to the date of this prospectus supplement a significant effect on the financial position of CRH, nor so far as CRH is aware, are any such proceedings pending or threatened involving CRH.

Holders of the notes may serve any notices or demands to CRH America, Inc. at 375 Northridge Road, Suite 350, Atlanta, Georgia 30350 and to CRH plc at Belgard Castle, Clondalkin, Dublin 22, Ireland. CRH plc has appointed CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in any proceeding in the federal or state courts of the State of New York in connection with the notes or the guarantees.

The auditors of CRH plc, Ernst & Young, registered auditors, have audited the consolidated financial statements of CRH plc in accordance with the laws of Ireland and issued an unqualified audit opinion for the three financial years ended December 31, 2002.

$2,000,000,000

GUARANTEED DEBT SECURITIES

of

CRH America, Inc.

(A wholly-owned subsidiary of CRH plc)

FULLY AND UNCONDITIONALLY GUARANTEED

by

CRH plc

By this prospectus, we may from time to time offer up to $2,000,000,000 in aggregate principal amount of guaranteed unsecured debt securities.

You should read this prospectus and the accompanying prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. We may sell these securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be set forth in the accompanying prospectus supplement. Investing in our guaranteed debt securities involves significant risks.

See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 6, 2001.

In this prospectus, the terms “we”, “our” and “us” refer to CRH America, Inc. CRH plc and its subsidiaries taken together are referred to as CRH. CRH America, Inc. offers debt securities using this prospectus. CRH plc acts as the guarantor for offerings by CRH America, Inc. using this prospectus.

RISK FACTORS

Investing in debt securities offered using this prospectus involves risk. You should consider carefully the risks described below before you decide to buy our debt securities. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In this case, the trading price of our debt securities could decline, and you may lose all or part of your investment.

Risks relating to CRH’s Business

CRH operates in cyclical industries which are affected by factors beyond its control such as the level of construction activity, fuel and raw material prices, which are in turn affected by the performance of national economies and the implementation of economic policies by sovereign governments.

CRH’s financial performance is closely tied to the performance of the housing, industrial and commercial construction markets and to general levels of infrastructural activity. These markets are cyclical and are affected by a series of factors that are beyond CRH’s control, including:

• the performance of national economies in the 20 countries in which CRH operates;

• monetary policies in the countries in which CRH operates; for example, the tightening of interest rates usually reduces mortgage financing which impacts on residential construction activity;

• the allocation of government funding for public infrastructure programs, such as the development of highways in the United States under the Transportation Equity Act for the 21st Century, or TEA 21, and the National Development Plan in Ireland;

• the level of demand in construction activity; and

• the price of fuel and principal raw materials such as bitumen.

The onset of a cycle of reduced economic growth in the countries in which CRH operates or the implementation of unfavorable governmental policies could adversely affect CRH’s revenues and operating margins.

CRH has significant operations in the United States and a possible deterioration of macroeconomic conditions in that country could have a material negative impact on its operating results. Moreover, a U.S. economic slowdown may have negative implications for the economies of other markets in which CRH operates. To the extent government funding through governmental infrastructure programs such as TEA 21 is decreased or terminated, CRH’s revenues will be adversely affected because CRH will supply fewer products, or none at all, to such programs. CRH’s margins may also continue to be adversely affected by increased operating costs if prices of bitumen, natural gas and oil remain at their current high levels.

CRH pursues a strategy of growth through acquisitions. CRH may not be able to continue to grow as contemplated in its business plan if CRH is unable to identify attractive targets, complete the acquisition transactions and integrate the operations of the acquired businesses.

A key element of CRH’s growth strategy is to continue its acquisition strategy mainly through value-adding mid-sized deals and occasionally with larger strategic acquisitions. This strategy depends on the ability to identify and acquire suitable assets at desirable prices. CRH may not be able to identify suitable companies and, even if identified, may not be able to acquire them. At the same time, CRH’s competitors also strive to expand through acquisition and may bid for companies that CRH views as potential acquisition targets. In addition, acquisitions may require the assimilation of new operations, products, services and personnel and may cause dissipation of CRH’s management resources, as management may have to divert their attention from day-to-day business operations to focus on solving such issues. CRH’s ability to realize the expected benefits from future acquisitions depends, in large part, on its ability to integrate the new operations with existing operations in a timely and effective manner. Even if CRH is able to acquire suitable companies, it still may not be able to incorporate them successfully into its business and, accordingly, may be deprived of the expected benefits of the acquisitions.

Existing products may be replaced by substitute products which CRH does not produce and, as a result, CRH may lose market share in the markets for these products.

A number of CRH’s products compete with other forms of building products that CRH does not produce. Any significant replacement of CRH’s building products in key markets by substitutes, which CRH does not produce, could adversely impact market share and results of operations in these markets.

CRH faces strong competition in its various markets, and if CRH fails to compete successfully, market share will decline.

CRH continually faces competition in the markets in which it operates. In several markets, downward pricing pressures are experienced from time to time as a result of competitive pressures, and CRH is not always able to quickly recover increased operating expenses (caused by factors such as increased fuel and raw material prices), through higher selling prices.

Severe weather can reduce construction activity and lead to a decrease in demand for CRH’s products in areas affected by adverse weather conditions.

CRH’s operations and the demand for a number of its products are affected by weather conditions in the markets CRH serves. Sustained adverse weather conditions such as rain, extreme cold or snow could disrupt or curtail outdoor construction activity which in turn could reduce demand for CRH’s products and could have a material adverse effect on its operations, financial performance or prospects.

CRH is subject to stringent environmental and health and safety laws, regulations and standards which result in costs related to compliance and remediation efforts that may adversely affect CRH’s results of operations and financial condition.

CRH is subject to a broad and increasingly stringent range of environmental and health and safety laws, regulations and standards in each of the jurisdictions in which CRH operates. This results in significant compliance costs and exposes CRH to legal liability. The laws, regulations and standards relate to, among other things, air and noise emissions, waste water discharges, avoidance of soil and groundwater contamination, the use and handling of hazardous materials and waste disposal practices.

Environmental and health and safety laws, regulations and standards also expose CRH to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of CRH’s manufacturing sites have a history of industrial use and, while CRH applies very strict environmental operating standards and undertakes extensive environmental due diligence in relation to acquisitions, soil and groundwater contamination has occurred in the past at a limited number of sites although to date the remediation costs have not been material to CRH. Such contamination might occur or be discovered at other sites in the future. Consistent with the past practice of its business, CRH continues to monitor or remediate soil and groundwater contamination at certain of these sites. Despite CRH’s policy and efforts to comply with all applicable environmental laws, CRH may face remediation liabilities and legal proceedings concerning environmental matters.

Based on information presently available, CRH has budgeted capital expenditures for environmental improvement projects and has established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, CRH cannot predict environmental matters with certainty, and CRH’s budgeted amounts and established reserves may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants, which may trigger remediation liabilities, and other developments such as changes in law or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of CRH’s operations.

Economic, political and local business risks associated with international sales and operations could adversely affect CRH’s business.

CRH operates mainly in North America and the European Union as well as, to a lesser degree, in the developing markets of South America and Eastern Europe. The economies of these countries are in different stages of socio-economic development. Consequently, CRH’s future results could be harmed by a variety of factors, including:

• changes in the specific country’s or region’s political or economic conditions, particularly in the emerging markets in which CRH operates;

• trade protection measures and import or export licensing requirements;

• potentially negative consequences from changes in tax laws;

• differing labor regulations;

• unexpected changes in regulatory requirements; and

• state-imposed restrictions on repatriation of funds.

CRH’s overall success as a global business depends, in part, upon its ability to succeed in differing and sometimes fast-changing economic, social and political conditions.

Because many of CRH plc’s subsidiaries operate in a currency other than the euro, adverse changes in foreign exchange rates relative to the euro could adversely affect CRH plc’s reported earnings and cash flow.

Prior to January 1, 1998, CRH plc’s financial statements were published in Irish Pounds. Since January 1, 1998, CRH plc’s financial statements have been prepared exclusively in euro. However, a significant portion of CRH plc’s revenues and expenses from CRH plc’s subsidiaries outside the euro zone, including the United States, the United Kingdom and Switzerland, originates in currencies other than the euro. For the year ended December 31, 2000, approximately 70% of CRH plc’s shareholder funds was denominated in currencies other than the euro, predominantly the U.S. dollar (54%). As a result, from year to year, adverse changes in the exchange rates used to translate foreign currencies into euro may impact CRH plc’s reported results. CRH does not generally engage in hedging transactions to reduce its exposure to foreign exchange risk.

We and CRH have incurred and will continue to incur debt, which could result in increased financing costs and could constrain CRH’s business activities.

We and CRH have incurred and will continue to incur significant amounts of debt in order to finance our business and ongoing acquisition program. As of June 30, 2001 we had outstanding total indebtedness of € 2 billion and CRH had further outstanding indebtedness of € 1.8 billion. A significant portion of CRH’s cash flow from operations is dedicated to the payment of principal and interest on our and CRH’s indebtedness and will not be available for other purposes. If CRH’s earnings were to decline significantly, we and CRH may experience difficulty in servicing our debt instruments. We and CRH have entered into certain financing agreements which contain restrictive covenants which could limit our operating and financial flexibility. Such covenants require CRH to maintain an interest coverage ratio, a ratio of current assets to current liabilities, a minimum net worth and place limits on the ratio of net debt to net worth as well as imposing various conditions for significant disposals of assets. These restrictions could limit CRH’s flexibility in planning for, and reacting to, competitive pressures and changes in its business, industry and general economic conditions and limit its ability to make strategic acquisitions and capitalize on business opportunities.

Recent acquisitions by CRH have generated substantial goodwill which, under Irish GAAP, must be amortized over time and which reduces reported net income.

An acquisition generates goodwill to the extent that the price paid by CRH exceeds the fair value of the net assets acquired. The recent acquisitions have generated substantial goodwill and CRH plc expects additional goodwill will arise as a result of its acquisition strategy. CRH plc’s current policy is to amortize goodwill over 20 years. CRH plc expects that its current levels of goodwill will result in total amortization charges of approximately € 55 million under Irish GAAP and € 67 million under U.S. GAAP in 2001. Goodwill amortization does not affect cash flow. However, a full write-down of goodwill at December 31, 2000 would have resulted in a charge to income and reduction in equity of € 954.6 million under Irish GAAP and € 1,310.4 million under U.S. GAAP.

Risks relating to the Debt Securities

Since we and CRH plc are holding companies and currently conduct our operations through subsidiaries, your right to receive payments on the debt securities and the guarantees is subordinated to the other liabilities of our and CRH plc’s subsidiaries.

We and CRH plc are organized as holding companies, and substantially all operations are carried on through subsidiaries. Our and CRH plc’s principal source of income is the dividends and distributions we receive from our subsidiaries. CRH plc had guaranteed a total of € 3.7 billion of debt as of June 30, 2001. Our and CRH plc’s ability to meet our financial obligations is dependent upon the availability of cash flows from our domestic and, in the case of CRH plc, foreign subsidiaries and affiliated companies through dividends, intercompany advances, management fees and other payments. Our subsidiaries and those of CRH plc are not guarantors on the debt securities we may offer. Moreover, these subsidiaries and affiliated companies are not required and may not be able to pay dividends to us or CRH plc. Claims of the creditors of our or CRH plc’s subsidiaries have priority as to the assets of such subsidiaries over the claims of creditors of us or CRH plc. Consequently, holders of our notes that are guaranteed by CRH plc are structurally subordinated, on our or CRH plc’s insolvency, to the prior claims of the creditors of our or CRH plc’s subsidiaries.

In addition, some of CRH plc’s subsidiaries are subject to laws restricting the amount of dividends they may pay. For example, these laws may prohibit dividend payments when net assets would fall below subscribed share capital, when the subsidiary lacks available profits or when the subsidiary fails to meet certain capital and reserve requirements. For example, English law prohibits those subsidiaries incorporated in England and Wales, such as Ibstock Brick Limited, from paying dividends unless these payments are made out of distributable profits. These profits consist of accumulated, realized profits, which have not been previously utilized, less accumulated, realized losses, which have not been previously written off. Other statutory and general law obligations also affect the ability of directors of CRH plc’s subsidiaries to declare dividends and the ability of our subsidiaries to make payments to us on account of intercompany loans.

Since the debt securities are unsecured, your right to receive payments may be adversely affected.

The debt securities that we are offering will be unsecured. The debt securities are not subordinated to any of our other debt obligations and therefore they will rank equally with all our other unsecured and unsubordinated indebtedness. As of September 5, 2001, neither CRH plc nor CRH America, Inc. had any secured indebtedness outstanding. If we default on the debt securities or CRH plc defaults on the guarantees, or after bankruptcy, liquidation or reorganization, then, to the extent that we or CRH plc have granted security over our or CRH plc’s assets, the assets that secure our or CRH plc’s debts will be used to satisfy the obligations under that secured debt before we or CRH plc can make payment on the debt securities or the guarantees. There may only be limited assets available to make payments on the debt securities or the guarantees in the event of an acceleration of the debt securities. If there is not enough collateral to satisfy the obligations of the secured debt then the remaining amounts on the secured debt would share equally with all unsubordinated unsecured indebtedness.

Your rights as a note holder may be inferior to the rights of holders of notes issued under a different series of our debt securities.

The debt securities are governed by a document called an indenture. The indenture relating to our debt securities is a contract among us, CRH plc and The Chase Manhattan Bank. We may issue as many distinct series of debt securities under the indenture as we wish. We may also issue series of debt securities under the indenture that provide such holders with rights superior to the rights already granted or that may be granted in the future to note holders of other series. You should read carefully the specific terms of each particular series of debt securities we may offer contained in the prospectus supplement relating to such series.

Should CRH plc default on its guarantee, your right to receive payments on the guarantee may be adversely affected by Irish insolvency laws.

CRH plc and some of its principal subsidiaries are companies incorporated under the laws of Ireland. Accordingly, insolvency proceedings with respect to CRH plc and these subsidiaries would be likely to proceed under, and be governed by, Irish insolvency law. Under Irish insolvency law, unsecured creditors receive only very limited protection from the claims of secured creditors and, subject to certain exceptions arising from the procedure of examinership which may be permitted under certain circumstances upon the insolvency or financial distress of CRH plc and these subsidiaries, it will generally not be possible for us, CRH plc or other unsecured creditors to prevent or delay secured creditors from enforcing their security to repay the debts due to them.

Since CRH plc is an Irish company and a substantial portion of its assets and key personnel are located outside the United States, you may not be able to enforce any U.S. judgement for claims you may bring against CRH plc or its key personnel both in and outside the United States.

CRH plc is organized under the laws of Ireland. Many of its assets are located outside the United States. In addition, some of the members of CRH plc’s board of directors and officers are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon CRH plc or these persons or to enforce against CRH plc or these persons any judgements in civil and commercial matters, including judgments under United States federal securities laws. We have been advised by Gerrard, Scallan & O’Brien that there are doubts as to the enforceability in Ireland, in original U.S. court actions or in actions for enforcement of judgements of U.S. courts, of civil liabilities whether solely based on U.S. federal securities laws or otherwise. Therefore you may have difficulty enforcing any U.S. judgement against CRH plc or its non-U.S. resident directors and officers both in and outside the United States.

There has not been a prior market for our debt securities and the nature of the trading market that will develop may not be favorable.

There is no active trading market for our debt securities and this market may never develop. If any of the debt securities are traded after their initial issuance, they may trade at a discount from their initial offering price. We may decide to list a particular series of debt securities on one or more stock exchanges. Factors that could cause the debt securities to trade at a discount are:

• an increase in prevailing interest rates;

• a decline in our credit worthiness;

• a weakness in the market for similar securities; and

• declining general economic conditions.

Forward Looking Statements

The forward-looking information in this prospectus may not accurately predict future results

This prospectus contains forward-looking statements with respect to the financial condition, results of operations and business of us and CRH and the plans and objectives of us and CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risk and uncertainty because they reflect our and CRH’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of factors, including the risks described above, could cause our or CRH’s actual results and developments to differ materially from those expressed or implied in any forward-looking statements contained in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell any combination of the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. In considering any offer, you should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information about CRH plc.”

WHERE YOU CAN FIND MORE INFORMATION ABOUT CRH

CRH plc files annual and special reports and other information with the SEC. You may read and copy any document that CRH plc files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CRH plc’s ordinary shares are listed on the Irish Stock Exchange and the London Stock Exchange and CRH plc’s American depositary shares, representing ordinary shares of CRH plc, are quoted on the Nasdaq National Market. You can consult reports and other information about CRH that it has filed pursuant to the rules of the Nasdaq National Market, the Irish Stock Exchange and the London Stock Exchange at those exchanges.

The SEC allows us and CRH plc to incorporate by reference in this prospectus information contained in documents that CRH files with them. This means that we and CRH plc can disclose important information to you by referring to these documents. The information that we and CRH plc incorporate by reference is an important part of this prospectus. We and CRH plc incorporate by reference in this prospectus the following documents and any future filings that we or CRH plc make with the SEC under Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, until we and CRH plc complete the offerings using this prospectus:

•	Annual Report of CRH plc on Form 20-F/A for the period ended December 31, 2000.

•	Report on Form 6-K of CRH plc dated July 6, 2001.

•	Report on Form 6-K of CRH plc dated August 10, 2001.

•	Report on Form 6-K of CRH plc dated September 5, 2001.

•	Reports on Form 6-K of CRH plc furnished to the SEC after the date of this prospectus, but only to the extent that the forms expressly state that we incorporate them by reference in this prospectus.

The information CRH files with the SEC, including future filings, automatically updates and supersedes information in documents filed at earlier dates. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes, contained in the documents that we and CRH plc incorporate by reference in this prospectus.

CRH plc’s Annual Report on Form 20-F/A contains a summary description of CRH’s business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with generally accepted accounting principles applicable in Ireland. We refer to these accounting principles as Irish GAAP in this prospectus. CRH plc’s Form 20-F/A also presents the effects of the differences on our audited consolidated financial statements between Irish GAAP and generally accepted accounting principles applicable in the United States. We refer to these accounting principles as U.S. GAAP in this prospectus.

You may request a copy of the filings referred to above, excluding the exhibits to such filings, at no cost, by writing or telephoning CRH plc at the following address:

CRH plc

Belgard Castle

Clondalkin, Dublin 22

Ireland

Tel. No.: 011 353 1 404 1000

You should rely only on the information that we and CRH plc incorporate by reference or provide in this prospectus or the accompanying prospectus supplement. Neither we nor CRH plc have authorized anyone to provide you with different information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

CRH America, Inc. is a corporation organized under the laws of the State of Delaware. CRH plc is a public limited company incorporated under the laws of Ireland. Substantially all of CRH plc’s directors and officers, and some of the experts named in this document, reside outside the United States, principally in Ireland. A substantial portion of our and CRH plc’s assets, and the assets of such persons, are located outside the United States. Therefore, you may not be able to effect service of process within the United States upon us, CRH plc or these persons so that you may enforce judgments of U.S. courts against us, CRH plc or these persons based on the civil liability provisions of the U.S. federal securities laws. Gerrard, Scallan & O’Brien has advised us that there are doubts as to the enforceability in Ireland, in original U.S. court actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities whether solely based on the U.S. federal securities laws or otherwise.

CRH PLC

CRH plc is the indirect parent holding company for an international group of companies with operations in 20 countries engaged in the manufacturing and supply of primary construction materials and value-added building products and in the operation of builders’ merchanting and do-it-yourself stores. CRH’s strategy is based on building leadership positions in the markets in which it operates by improving existing operations, developing new products and by acquiring and growing mid-sized companies. From time to time CRH enters into larger deals seeking to expand its geographic reach and product range and to offer new strategic platforms for future growth. CRH plc is incorporated in Ireland and has its principal executive offices at Belgard Castle, Clondalkin, Dublin 22, Ireland, Tel. No.: 011 353 1 404 1000.

You can find a more detailed description of CRH’s business in CRH plc’s Annual Report on Form 20-F/A and other documents incorporated by reference into this prospectus.

CRH AMERICA, INC.

CRH America, Inc. is an indirect wholly-owned subsidiary of CRH plc, and was formed under the laws of the State of Delaware on December 10, 1981. CRH America, Inc. acts as a holding company for certain U.S. operating subsidiaries engaged in the production and sale of precast concrete products but is primarily a financing vehicle for CRH’s U.S. operating companies and, other than as described above, has no independent operations, other than holding cash and U.S. government securities from time to time. The principal executive offices of CRH America, Inc. are located at 375 Northridge Road, Suite 350, Atlanta, Georgia 30350, Tel. No.: 770 804 3363.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out CRH plc’s consolidated ratios of earnings to fixed charges for each of the fiscal years 1996 through 2000 and for the six months ended June 30, 2000 and 2001. The information for the fiscal years 1996 through 2000 has been calculated in accordance with Irish GAAP and U.S. GAAP while the information for the six months ended June 30, 2000 and 2001 has been calculated only in accordance with Irish GAAP.

	Six months* ended June 30		Year ended December 31,
CRH plc	2001	2000	2000	1999**	1998	1997	1996
In accordance with Irish GAAP	1.8	1.9	3.3	4.9	3.8	3.7	3.9
In accordance with U.S. GAAP	—	—	3.4	4.9	3.6	3.6	3.9

*	The earnings of CRH are seasonally biased as the larger portion of profits arise in the second half of the calendar year. In the years from 1996 to 2000 income before interest expense in the first half varied between 27% and 30% of the full year results. As fixed charges are more evenly spread during the calendar year, the ratio of earnings to fixed charges in the first half of the year is normally below the ratio of earnings to fixed charges for the full year.
**	The ratio for 1999 has been calculated including the effect of exceptional items which resulted in a net gain of € 64.2 million in accordance with Irish GAAP and € 91.4 million in accordance with U.S. GAAP. Excluding this effect, the ratio of earnings to fixed charges in 1999 would have been 4.5 times in accordance with Irish GAAP and 4.3 times in accordance with U.S. GAAP. The reduction in the ratio of earnings to fixed charges from 1999 to 2000 reflects the exceptional net gain of € 64.2 million which arose in 1999 and the impact of CRH’s continuing acquisition expenditures.

The ratio of earnings to fixed charges of CRH plc was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, earnings have been calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees.

The fixed charges were calculated by adding interest expensed, discounts and expenses related to indebtedness and an estimate of the interest within rental expense. Preference security dividend requirements of consolidated subsidiaries were not included in the calculation of fixed charges because, as of June 30, 2001, there were no preference security dividends in any of the consolidated subsidiaries of CRH plc. In August 2001, CRH completed its acquisition of a 25% stake in the Mashav group in Israel which was partly financed by the sale of € 109.1 million preferred shares that were issued to FIBI Investment House plc by a wholly owned subsidiary of CRH plc.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds from the sale of debt securities will be added to the general funds of CRH and used for general corporate purposes which may include the repayment of existing debt (including debt incurred in connection with acquisitions) or for financing acquisitions. Subject to contractual or other legal restrictions, the net proceeds from the sale of debt securities will be available to CRH plc or our other affiliates through inter-company loans or other means.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the cash and liquid resources, capitalization and indebtedness on an historical basis of CRH plc at June 30, 2001, which have been calculated in accordance with Irish GAAP. There has been no material change in the consolidated capitalization and indebtedness of CRH plc since June 30, 2001.

	€ in millions	US$ in millions*
Bank loans and overdrafts due within one year	645.8	547.3
Loans due after more than one year	3,130.4	2,652.7

Total indebtedness	3,776.2	3,200.0

Called up share capital:
Equity share capital	176.8	149.8
Non-equity share capital	1.2	1.0
Minority interests	26.3	22.3
Equity reserves:
Share premium account	1,985.9	1,682.9
Other reserves	9.9	8.4
Profit and loss account	2,335.7	1,979.2

Total shareholders’ funds and minority interests	4,535.8	3,843.6

Total capitalization and indebtedness	8,312.0	7,043.6

Net debt:
Total indebtedness	3,776.2	3,200.0
Cash and liquid resources	(1,307.7)	(1,108.1)

	2,468.5	2,091.8

* Translations into U.S. dollars in this section are solely for convenience and are computed at the rate of € 1.00 to U.S.$0.85, the noon buying rate from the Federal Reserve Bank of New York as of June 30, 2001. On August 31, 2001, the noon buying rate was € 1.00 to U.S.$0.91.

Of the total indebtedness at June 30, 2001, € 67.3 million was secured by CRH’s assets. As of September 5, 2001, neither CRH plc nor CRH America, Inc. had secured indebtedness outstanding. CRH plc has given letters of guarantee to secure obligations of consolidated subsidiary undertakings amounting to € 3.7 billion at June 30, 2001 with respect to loans, bank advances and future lease obligations.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE AND CRH PLC MAY OFFER

This prospectus relates to guaranteed debt securities issued by us. As required by Federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an indenture. The indenture relating to debt securities issued by CRH America, Inc. is a contract among us, CRH plc and The Chase Manhattan Bank.

General

The Chase Manhattan Bank acts as the trustee under the indenture. The trustee has two principal functions:

•	First, it can enforce your rights against us if we default on debt securities issued under the indenture. There are some limitations on the extent to which the trustee acts on your behalf, described under “Default and Related Matters — Events of Default — Remedies If an Event of Default Occurs” below; and

•	Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

CRH plc acts as the guarantor of the debt securities issued under the indenture. The guarantee is described under “Guarantee” below.

The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture, the debt securities and the guarantee are governed by New York law. A copy of the form of indenture is filed with the SEC as an exhibit to our registration statement. See “Where You Can Find More Information About CRH plc” for information on how to obtain a copy.

We may issue as many distinct series of debt securities under the indenture as we wish. We may also from time to time without the consent of the holders of the debt securities create and issue further debt securities having the same terms and conditions as debt securities of an already issued series so that the further issue is consolidated and forms a single series with that series. This section summarizes all material terms of the debt securities and the guarantee that are common to all series, unless otherwise indicated in the prospectus supplement relating to a particular series.

This section summarizes the material provisions of the indenture, the debt securities and the guarantee. However, because it is a summary, it does not describe every aspect of the indenture, the debt securities or the guarantee. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including some of the terms used in the indenture. We describe the meaning for only the more important terms. We also include references in parentheses to some sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

In addition, the specific financial, legal and other terms particular to a series of debt securities are described in the prospectus supplement and the pricing agreement relating to the series. Those terms may vary from the terms described here. Accordingly, this summary also is subject to and qualified by reference to the description of the terms of the series of debt securities described in the prospectus supplement.

The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities;

•	the issue price;

•	the person to whom any interest on a security of the series will be payable if other than the person in whose name the security is registered;

•	any limit on the aggregate principal amount of the series of debt securities;

•	any stock exchange on which we will list the series of debt securities;

•	the date or dates on which we will pay the principal of the series of debt securities;

•	the rate or rates, which may be fixed or variable, per annum at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates;

•	the place where any amounts due will be payable and where this series of debt securities can be registered, transferred, exchanged or converted as well as the place where any notices or demands for this series of debt securities may be served;

•	any mandatory or optional sinking funds or analogous provisions or provisions for redemption at the option of the holder;

•	the period within which the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions that are not described in this prospectus, be redeemed by us or CRH plc and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

•	the denominations in which the series of debt securities will be issuable if in other than denominations of $1,000;

•	the currency of payment of principal, premium, if any, and interest on the series of debt securities if other than the currency of the United States of America and the manner of determining the equivalent amount in the currency of the United States of America;

•	any index or other formula used to determine the amount of payment of principal of, premium, if any, and interest on the series of debt securities;

•	if any payment on the debt securities of that series will be made, at our option or your option, in any currency other than in the currency in which the debt securities state that they will be payable, the terms and conditions regarding how that election shall be made.

•	the terms and conditions for any exchange or conversion of this series of debt securities or the guarantee;

•	if less than the entire principal amount is payable upon a declaration of acceleration of the maturity, that portion of the principal which is payable;

•	the applicability of the provisions described later under “Covenants — Defeasance and Discharge”;

•	if we may issue without your consent debt securities having the same terms and conditions as debt securities of an already issued series;

•	if the series of debt securities will be issuable in whole or part in the form of a global security as described under “Legal Ownership — Global Securities”, the form of any legends to be borne by such global security, the depositary or its nominee with respect to the series of debt securities, and any special circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or its nominee;

•	whether additional amounts will be payable as described later under “Special Situations —Payment of Additional Amounts”;

•	the forms of the securities of the series and the guarantees endorsed on them;

•	any changes in the covenants and the events of default described later under “Covenants” and “Events of Default”;

•	whether the securities of the series are defeasible in whole or in part and how we will have to demonstrate our election to defease if it is otherwise than by a resolution of our board;

•	any special U.S. federal income tax considerations relating to the series of debt securities; and

•	any other special features of the series of debt securities that are not inconsistent with the provisions of the indenture.

We may issue the debt securities as original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount (Section 101 of Indenture). The prospectus supplement relating to original issue discount securities will describe special considerations applicable to them. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in the prospectus supplement relating to any such debt securities.

Guarantee

CRH plc will fully and unconditionally guarantee the payment of the principal of, premium, if any, and interest on the debt securities, including any additional amounts which may be payable in respect of the debt securities, as described under “Payment of Additional Amounts”. CRH plc guarantees the payment of such amounts when such amounts become due and payable, whether at the stated maturity of the debt securities, by declaration or acceleration, call for redemption or otherwise.

Legal Ownership

Street Name and Other Indirect Holders

Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead,

we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required. If you hold debt securities in street name, you should check with your own institution to find out:

•	how it handles debt securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if it were ever required;

•	whether and how you can instruct it to send your debt securities, registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

What is a Global Security?    A global security is a special type of indirectly held security, as described above under “Street Name and Other Indirect Holders”. If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners can only be indirect holders.

We require that the global security be registered in the name of a financial institution we select. In addition, we require that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of debt securities will be issued only in the form of global securities.

Special Investor Considerations for Global Securities.    As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

If you are an investor in debt securities that are issued only in the form of global debt securities, you should be aware that:

•	You cannot get debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•	You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities, as explained earlier under “Legal Ownership — Street Name and Other Indirect Holders”.

•	You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

•	The depositary’s policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way.

•	The depositary will require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will Be Terminated.    In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in debt securities transferred to their own name so that they will be direct holders. The rights of street name investors and direct holders in the debt securities have been previously described in the subsections entitled “Legal Ownership — Street Name and Other Indirect Holders” and “Legal Ownership — Direct Holders”.

The special situations for termination of a global security are:

•	When the depositary notifies us or CRH plc that it is unwilling, unable or no longer qualified to continue as depositary.

•	When an event of default on the debt securities has occurred and has not been cured. Defaults are discussed below under “Default and Related Matters — Events of Default”.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

(Sections 305 and 204)

In the remainder of this description “you” means direct holders and not street name or other indirect holders of debt securities. Indirect holders should read the subsection entitled “Street Name and Other Indirect Holders”.

Overview of Remainder of This Description

The remainder of this description summarizes:

•	Additional mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments.

•	Your rights under several special situations, such as if we merge with another company, if we want to change a term of the debt securities or if we want to redeem the debt securities for tax reasons.

•	Your rights, under certain circumstances, to receive payment of additional amounts due to changes in the withholding requirements of various jurisdictions.

•	Covenants contained in the indenture that restrict our or CRH plc’s ability to incur liens and undertake sale and leaseback transactions. A particular series of debt securities may have additional covenants.

•	Your rights if we or CRH plc default in respect of our or CRH plc’s obligations under the debt securities or experience other financial difficulties.

•	Our relationship with the trustee.

Additional Mechanics

Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless otherwise indicated in the prospectus supplement, in denominations that are even multiples of $1,000.

You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an exchange.

You may exchange or transfer your debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring the securities. We may change this appointment to another entity or perform the service ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the debt securities. (Section 305)

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of a registered debt security will only be made if the security registrar is satisfied with your proof of ownership. (Section 305)

If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the issuance, registration, transfer or exchange of any debt securities of that series during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of the debt securities selected for redemption from the date of such selection and until they are redeemed. However, we will continue to permit transfers and exchanges of the unredeemed portion of the series of debt securities being partially redeemed. (Section 305)

Payment and Paying Agents

We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and is stated in the prospectus supplement. (Section 301 and 307)

We will pay interest, principal and any other money due on your debt securities at the place of payment that we will maintain for this series of debt securities and describe in the prospectus supplement; or, if we fail to maintain such office, at the corporate trust office of the trustee in New York City. That office is currently located at The Chase Manhattan Bank, Institutional Trust Services, 450 West 33rd Street, 15th Floor, New York, New York 10001 (Section 1002) You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks. Interest on global securities will be paid to the holder thereof by wire transfer of same-day funds. (Section 307)

Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to, in the case of registered debt securities, the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called accrued interest.

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

We or CRH plc may also arrange for additional payment offices, and may cancel or change these offices, including our or CRH plc’s use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify the trustee of changes in the paying agents for any particular series of debt securities. (Section 1002)

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Sections 101 and 106)

Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us or CRH plc for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

Special Situations

Mergers and Similar Events

We and CRH plc are generally permitted to consolidate or merge, including under a scheme of arrangement, with another entity. We and CRH plc are also permitted to sell or lease substantially all of our assets to another firm or to buy or lease substantially all of the assets of another firm. However, neither we nor CRH plc may take any of these actions unless all the following conditions are met:

•	Where CRH plc merges out of existence or sells or leases substantially all its assets, the other firm must be duly organized and validly existing under the laws of the applicable jurisdiction.

•	If such other entity is organized under the laws of a jurisdiction other than the United States, any State thereof, or the District of Columbia, or the Republic of Ireland, it must indemnify you against any tax, assessment or governmental charge or other cost or expense resulting from the transaction.

•	Where we merge out of existence or sell or lease substantially all our assets, the other firm must be duly organized and validly existing under the laws of a U.S. State, or the District of Columbia or under U.S. federal law.

•	If we or CRH plc merges out of existence or sells or leases substantially all of our or its assets, the surviving entity must execute a supplement to the indenture, known as a supplemental indenture. In the supplemental indenture, the entity must promise to be bound by every obligation in the indenture applicable to us or CRH plc, as the case may be, including CRH plc’s obligation to pay additional amounts described later under “Payment of Additional Amounts”.

•	Neither we nor CRH plc may be in default on the debt securities or guarantees immediately prior to such action and such action must not cause a default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later under “Default and Related Matters — Events of Default — What is An Event of Default”? A default for this purpose would also include any event that would be an event of default if the requirements for notice of default or existence of defaults for a specified period of time were disregarded.

•	We or CRH plc, as the case may be, must deliver certain certificates and other documents to the trustee with respect to the compliance of the consolidation or merger with the indenture.

•	Neither our nor CRH plc’s assets or properties may become subject to any impermissible lien unless the debt securities issued under the indenture are secured equally and ratably with the indebtedness secured by the impermissible lien. Impermissible liens are described in further detail below under “Restrictions on Liens”. (Section 801)

Modification and Waiver

There are three types of changes we can make to the indenture and the debt securities.

Changes Requiring Your Approval.    First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal, or any installment of principal, or interest on a debt security;

•	reduce any amounts and the rate of interest of a debt security or any premium due upon its redemption;

•	change any obligation of CRH plc to pay additional amounts described later under “Payment of Additional Amounts”;

•	reduce the amount of principal payable upon acceleration of the maturity of an original issue discount security or any other debt security following a default;

•	change the place or currency of payment on a debt security;

•	impair any of the conversion rights of your debt security;

•	impair your right to sue for payment or conversion;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with various provisions of the indenture or to waive various defaults;

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture, unless to provide that additional provisions of the indenture cannot be modified or waived without your consent; and

•	modify or affect in any manner adverse to you the obligations of CRH plc that relate to payment of principal, premium and interest, sinking fund payments and conversion rights. (Section 902)

Changes Requiring a Majority Vote.    The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes, amendments, supplements and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 902) The same majority vote would be required for us to obtain a waiver of all or part of the covenants described below or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the debt securities listed in the first category described previously under “Changes Requiring Your Approval” unless we obtain your individual consent to the waiver. (Section 513)

Changes Not Requiring Approval.    The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 901)

Further Details Concerning Voting.    When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount cannot be determined at the time of issuance (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units we will use the U.S. dollar equivalent.

•	Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption and notice has been given to you of such redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Covenants — Defeasance and Discharge”. (Section 101 — “Outstanding”)

•	We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify, if it sets the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Optional Tax Redemption

Your debt securities of any series may be redeemed in whole but not in part, in the three situations described below. The redemption price for the debt securities, other than original issue discount debt securities, will be equal to the principal amount of the debt securities being redeemed plus accrued interest and any additional amounts due on the date fixed for redemption. The redemption price for original issue discount debt securities will be specified in the prospectus supplement for such securities. Furthermore, you must receive between 30 and 60 days’ notice before your debt securities are redeemed. (Section 1104)

The first situation is where, as a result of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties, CRH plc determines that it would be required to pay additional amounts as described later under “Payment of Additional Amounts”.

This applies only in the case of changes, executions or amendments that occur on or after the date specified in the prospectus supplement for the applicable series of debt securities and in the jurisdiction where CRH plc is incorporated. If CRH plc has been succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor entity is organized, and the applicable date will be the date the entity became a successor.

We or CRH plc would not have the option to redeem in this case if we could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to us.

The second situation is where, as a result of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties, CRH plc or any of its subsidiaries determines that it would have to deduct or withhold tax on any payment to CRH America, Inc. to enable it to make a payment of principal or interest on a debt security, including the payment of additional amounts as described later under “Payment of Additional Amounts”.

This applies only in the case of changes, executions or amendments that occur on or after the date specified in the prospectus supplement for the applicable series of debt securities and in the jurisdiction where CRH plc is incorporated. If CRH plc has been succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor entity is organized, and the applicable date will be the date the entity became a successor.

We or CRH plc would not have the option to redeem in this case if we could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to us.

The third situation is where, following a merger, consolidation or sale or lease of CRH plc’s assets to a person that assumes or, if applicable, guarantees CRH America, Inc.’s obligations on the debt securities, that person is required to pay additional amounts as described later under “Payment of Additional Amounts”.

We, or the other person, would have the option to redeem the debt securities in this situation even if additional amounts became payable immediately upon completion of the merger or sale transaction, including in connection with an internal corporate reorganization. Neither we nor that person have any obligation under the indenture to seek to avoid the obligation to pay additional amounts in this situation.

We, or that person, as applicable, shall deliver to the Trustee an officer’s certificate to the effect that the circumstances required for redemption exist. (Section 1108)

Payment of Additional Amounts

The government of any jurisdiction where CRH plc is incorporated may require CRH plc to withhold amounts from payments on the principal or interest on a debt security or any amounts to be paid under the guarantee, as the case may be, for taxes or any other governmental charges. If the jurisdiction requires a withholding of this type, CRH plc may be required to pay you an additional amount so that the net amount you receive will be the amount specified in the debt security to which you are entitled.

CRH plc will not be required to make any payment of additional amounts under any of the following circumstances:

•	The United States government or any political subdivision of the United States government is the entity that is imposing the tax or governmental charge.

•	The tax or charge is imposed only because the holder, or a fiduciary, settlor, beneficiary or member or shareholder of, or possessor of a power over, the holder, if the holder is an estate, trust, partnership or corporation, was or is connected to the taxing jurisdiction. These connections include, but are not limited to, where the holder or related party:

•	is or has been a citizen or resident of the jurisdiction;

•	is or has been engaged in trade or business in the jurisdiction; or

•	has or had a permanent establishment in the jurisdiction.

•	The tax or charge is imposed due to the presentation of a debt security, if presentation is required, for payment on a date more than 30 days after the security became due or after the payment was provided for.

•	There is an estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge.

•	The tax, assessment or governmental charge is payable in a manner that does not involve withholdings.

•	The tax, assessment or governmental charge is imposed or withheld because the holder or beneficial owner failed to comply with any of our or CRH plc’s requests for the following that the statutes, treaties, regulations or administrative practices or the taxing jurisdiction require as a precondition to exemption from all or part of such withholding:

•	to provide information about the nationality, residence or identity of the holder or beneficial owner; or

•	to make a declaration or satisfy any other information requirements.

•	The withholding or deduction is imposed pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000, or any law implementing such Directive.

•	The withholding or deduction is imposed on a holder or beneficial owner who could have avoided such withholding or deduction by presenting its debt securities to another paying agent in a member state of the European Union.

•	The holder is a fiduciary or partnership or an entity that is not the sole beneficial owner of the payment of the principal of, or any interest on, any security, and the laws of the jurisdiction require the payment to be included in the income of a beneficiary or settlor for tax purposes with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such security.

These provisions will also apply to any taxes, assessments or governmental charges imposed by any jurisdiction in which a successor to CRH plc is incorporated. The prospectus supplement relating to the debt securities may describe additional circumstances in which CRH plc would not be required to pay additional amounts.

Additional amounts may also be payable in the event of certain consolidations, mergers, sales of assets or assumptions of obligations. For more information see “Merger and Similar Events”, “Optional Tax Redemption” and “Material U.S. Federal and Irish Tax Consequences”. Under the indenture, CRH plc or any subsidiary of CRH plc may assume our obligations under the debt securities. This may be a taxable event to U.S. holders. U.S. holders may be treated as having exchanged their debt securities for other debt securities issued by CRH plc or such subsidiary and may have to recognize gain or loss for U.S. federal income tax purposes upon such assumption.

Covenants

Restrictions on Liens

Some of our or CRH plc’s property may be subject to a mortgage or other legal mechanism that gives our or CRH plc’s lenders preferential rights in that property over other lenders, including you and the other direct holders of the debt securities, or over our and CRH plc’s general creditors if we fail to pay them back. These preferential rights are called liens. We and CRH plc promise that we will not become obligated on any new debt for borrowed money that is secured by a lien on any of our or CRH plc’s properties, which are described further below, unless we or CRH plc grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

Neither we nor CRH plc need to comply with this restriction if the amount of all debt that would be secured by liens on our or CRH plc’s properties, which are described further below, excluding the debt secured by the liens that are listed later, does not exceed 10% of CRH plc’s consolidated shareholders’ funds. (Section 1008) Consolidated shareholders’ funds refers to:

•	The paid up capital of CRH plc; plus

•	The consolidated capital and revenue reserves of CRH plc, capital grants, deferred taxation and minority shareholders’ interests, but deducting the amount of repayable government grants; minus

•	Any revaluation upwards after the end of CRH plc’s latest fiscal year preceding the issuance of any particular series of securities of plant and machinery.

This restriction on liens applies only to liens for borrowed money. For example, liens imposed by operation of law or by order of a court, such as liens to secure statutory obligations for taxes or workers’ compensation benefits, or liens we create to secure obligations to pay legal judgments or surety bonds, would not be covered by this restriction. This restriction on liens also does not apply to debt secured by a number of different types of liens, and we can disregard this debt when we calculate the limits imposed by this restriction. These types of liens include the following:

•	any lien existing on or before the date of the issuance of the applicable series of debt securities.

•	any lien over any property that we or CRH plc acquired as security for, or for indebtedness incurred, to finance all or part of the price of its acquisition, construction, development, modification or improvement.

•	any lien over any property that we or CRH plc acquired subject to the lien, provided the lien was not created in anticipation of the acquisition of that property.

•	any lien to secure indebtedness for borrowed money incurred in connection with a specifically identifiable project where the lien relates to a property involved in the project and that we or CRH plc acquired after the date of the issuance of the applicable series of debt securities.

•	any lien securing our or CRH plc’s indebtedness for borrowed money incurred in connection with the financing of accounts receivable.

•	any lien incurred or deposits made in the ordinary course of business which do not involve borrowed money including but not limited to,

•	any mechanics’, materialsmen’s, carriers’, workmens’, vendors’ or similar lien,

•	any lien arising in connection with equipment leases,

•	any easements or rights-of-way restrictions and other similar charges.

•	any lien upon specific items of our or CRH plc’s inventory or other goods and proceeds securing our or CRH plc’s obligations in respect of bankers’ acceptances issued or created to purchase, ship or store such inventory or other goods.

•	any lien or deposits securing the performance of tenders, bids, leases, trade contracts (other than for borrowed money), statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds and other similar obligations incurred in the ordinary course of business.

•	any lien securing industrial revenue, development, first mortgage bonds issued to secure other bonds or similar bonds issued by or for the benefit of us or CRH plc.

•	any lien on our or CRH plc’s property required by contract or any applicable laws, rules, regulations or statutes, securing our or CRH plc’s obligations and payments under a contract with a governmental entity or in relation to a contract entered into at the request of a governmental entity.

•	any statutory or contractual right of set-off, including rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the benefit of us or CRH plc or in connection with the issuance of letters of credit for the benefit of us or CRH plc, any lien created on compensating credit balances and any lien created on amounts of a nature similar to such credit balances held in trust, in each case (other than a statutory right of set-off) to the extent required by a financial institution as security for financing provided to us, CRH plc or any direct or indirect subsidiary of CRH plc.

•	any lien securing liabilities under agreements with the Exports Credit Guarantee Department of the British government, or similar forms of credit, over sums due under any contract for the purchase, supply or installation of plant and/or machinery.

•	any lien constituted by a right of set off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations related to the hedging or management of risks under transactions involving any currency or interest rate swap, cap or collar arrangements, forward exchange transaction, option, warrant, forward rate agreement, futures contract or other derivative instrument of any kind.

•	any lien arising out of title retention or like provisions in connection with the purchase of goods and equipment in the ordinary course of business.

•	any lien securing taxes or assessments or other applicable governmental charges or levies.

•	any lien securing reimbursement obligations under letters of credit, guaranties and other forms of credit enhancement given in connection with the purchase of goods and equipment in the ordinary course of business.

•	any lien in favor of CRH plc or any subsidiary of CRH plc.

•	any extension, renewal or replacement, as a whole or in part, of any lien included earlier in this list; and

•	the amount does not exceed the principal amount of the borrowed money secured by the lien which is to be so extended, renewed or replaced;

•	the extension, renewal, or replacement lien is limited to all or part of the same property, including improvements, that secured the lien to be extended, renewed or replaced.

Restrictions on Sales and Leasebacks

Neither we nor CRH plc will enter into any sale and leaseback transaction involving a property other than as allowed by the indenture covenant relating to these. A sale and leaseback transaction is an arrangement between us or CRH plc and any person where we or CRH plc lease a property that we or CRH plc has owned for more than 270 days and has sold to that person or to any person to whom that person has advanced funds on the security of the property.

This restriction on sales and leasebacks does not apply to any sale and leaseback transaction that is between CRH plc and one of its subsidiaries, or between a subsidiary of CRH plc and any other subsidiary of CRH plc. It also does not apply to any lease with a term, including renewals, of three years or less. Further, the indenture does not restrict the ability of any subsidiary of CRH plc (other than CRH America, Inc.) to enter into sale and leaseback transactions.

The covenant allows us or CRH plc to enter into sale and leaseback transactions in two additional situations. First, we or CRH plc may enter sale and leaseback transactions if we could grant a lien on the property in an amount equal to the indebtedness attributable to the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to you and the other direct holders of the debt securities under the restriction on liens described above.

Second, we or CRH plc may enter into sale and leaseback transactions if, within one year of the transaction, we or CRH plc, as the case may be, invest an amount equal to at least the net proceeds of the sale of the property that we or CRH plc, as the case may be, lease in the transaction or the fair value of that property, whichever is greater. This amount must be invested in any of our or CRH plc’s property or used to retire any indebtedness for money that we or CRH plc borrowed, incurred or assumed. (Section 1009)

Defeasance and Covenant Defeasance

The following discussion of defeasance and discharge will be applicable to your series of debt securities only if the prospectus supplement applicable to the series so states. (Article 13)

Defeasance and Discharge

We and CRH plc can legally release ourselves from any payment or other obligations on the debt securities, except for various obligations described below, if we, in addition to other actions, put in place the following arrangements for you to be repaid:

•	We or CRH plc must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities any combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	We or CRH plc must deliver to the trustee a legal opinion of our or CRH plc’s counsel confirming that either:

•	there has been a change in U.S. federal income tax law; or

•	we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling to the effect that we may make the above deposit and have such release without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	If the debt securities are listed on any stock exchange, we must deliver to the trustee a legal opinion of our or CRH plc’s counsel confirming that the deposit, defeasance and discharge will not cause the debt securities to be delisted. (Section 1304).

However, even if we or CRH plc take these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

•	to register the issuance, transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust. (Section 1302)

Covenant Defeasance

We or CRH plc can be legally released from compliance with certain covenants, including those described under “Covenants” and any that may be described in the applicable prospectus supplement and including the related Events of Default if, in addition to other actions, we or CRH plc take all the steps described above under “Defeasance and Covenant Discharge” except that the opinion of counsel does not have to refer to a change in United States Federal income tax laws or a ruling from the United States Internal Revenue Service. (Section 1303)

Default and Related Matters

Ranking

The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness.

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What Is An Event of Default?    The term event of default means any of the following:

•	Neither we nor CRH plc pay the principal or any premium on a debt security on its due date or, in the case of technical difficulties, within 1 day of its due date.

•	Neither we nor CRH plc pay interest on a debt security within 30 days of its due date.

•	Neither we nor CRH plc deposit any sinking fund payment within 30 days of its due date, if we agreed to maintain a sinking fund for your debt securities and the other debt securities of the same series.

•	We or CRH plc remain in breach of a covenant or any other term of the indenture or series of debt securities for 90 days after we or CRH plc, as the case may be, receive a notice of default stating we or CRH plc, as the case may be, are in breach. The notice must be sent by either the trustee or by the holders of 25% of the principal amount of debt securities of the affected series.

•	We or CRH plc file for bankruptcy or certain other events or a judgment in bankruptcy or a similar judgment is entered.

•	Our or CRH plc’s other borrowings in principal amount of at least US$50,000,000 are accelerated by reason of a default and steps are taken to obtain repayment of these borrowings.

•	We or CRH plc fail to make a payment of principal of at least US$50,000,000 or fail to honor any guarantee or indemnity with respect to borrowings of at least US$50,000,000 and steps are taken to enforce either of these obligations.

•	Any mortgage, pledge or other charge granted by us or CRH plc in relation to any borrowing of at least US$50,000,000 becomes enforceable and steps are taken to enforce the mortgage, pledge or other charge, as the case may be.

•	There is a default in the conversion of any convertible securities of the series in question and this default continues for 90 days after we or CRH plc, as the case may be, receive a notice of default stating we or CRH plc, as the case may be, are in breach. The notice must be sent by either the trustee or by the holders of 25% of the principal amount of debt securities of the affected series.

•	Any other event of default described in the prospectus supplement occurs. (Section 501)

Remedies If an Event of Default Occurs.    If an event of default, other than a bankruptcy or similar event of default, has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount and any other amounts, including accrued interest, of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. In a bankruptcy or similar event of default, the entire principal amount of all the debt securities will automatically become due and immediately payable. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series if we or CRH plc have paid the outstanding amounts due because of the acceleration of maturity and we or CRH plc have satisfied certain other conditions. (Section 502)

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee.

These majority holders may also direct the trustee in performing any other action under the indenture. (Section 512)

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•	The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity and the trustee has not received an inconsistent direction from the holders of a majority in principal amount of all outstanding debt securities during that period. (Section 507)

However, such limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of or interest on a debt security on or after the respective due dates. (Section 508)

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We and CRH plc will furnish to the trustee every year a written statement of certain of our and CRH plc’s officers certifying that, to their knowledge, we and CRH plc are in compliance with the indenture and the debt securities, or else specifying any default. (Section 1005)

Regarding the Trustee

CRH plc and several of its subsidiaries maintain banking relations with the trustee in the ordinary course of their business.

If an event of default occurs, or an event occurs that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded, the trustee may be considered to have a conflicting interest with respect to the debt securities or the indenture for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the applicable indenture and we or CRH plc would be required to appoint a successor trustee. (Section 608)

CLEARANCE AND SETTLEMENT

Debt securities we issue may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by the Depository Trust Company, or DTC, in the United States, Clearstream Banking, Société Anonyme, or Clearstream, Luxembourg, in Luxembourg and Euroclear Bank S.A./N.V., or Euroclear, in

Brussels, Belgium. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for debt securities we issue in global form will be made in U.S. dollars, these procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

Global securities will be registered in the name of a nominee for, and accepted for settlement and clearance by, one or more of, Euroclear, Clearstream, Luxembourg, DTC and any other clearing system identified in the applicable prospectus supplement.

Cross-market transfers of debt securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities. Investors in debt securities that are issued outside of the United States, its territories and possessions must initially hold their interests through Euroclear, Clearstream, Luxembourg or the clearance system that is described in the applicable prospectus supplement.

The policies of DTC, Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investors’ interests in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

Euroclear and Clearstream, Luxembourg hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream Luxembourg’s names on the books of their respective depositaries which, in the case of securities for which a global security in registered form is deposited with DTC, in turn hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants.

We also do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

DTC, Clearstream, Luxembourg, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The Clearing Systems

DTC

DTC has advised us as follows:

•	DTC is:

(1)	a limited purpose trust company organized under the laws of the State of New York;

(2)	a “banking organization” within the meaning of New York Banking Law;

(3)	a member of the Federal Reserve System;

(4)	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

(5)	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg

Clearstream, Luxembourg has advised us as follows:

•	Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier).

•	Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry transfers between the accounts of its customers. This eliminates the need for physical movement of certificates.

•	Clearstream, Luxembourg provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.

•	Clearstream, Luxembourg’s customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.

•	Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear

Euroclear has advised us as follows:

•	Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique).

•	Euroclear holds securities for its participants and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates.

•	Euroclear provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several countries.

•	Euroclear customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries.

•	Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

Other Clearing Systems

We may choose any other clearing system for a particular series of debt securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

Primary Distribution

The distribution of the debt securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for securities will be made on a delivery versus payment or free delivery basis. These payment procedures will be more fully described in the applicable prospectus supplement.

Clearance and settlement procedures may vary from one series of debt securities to another according to the currency that is chosen for the specific series of securities. Customary clearance and settlement procedures are described below.

We will submit applications to the relevant system or systems for the securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the prospectus supplement.

Clearance and Settlement Procedures — DTC

DTC participants that hold debt securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System.

Debt securities will be credited to the securities custody accounts of these DTC participants against payment in same-day funds, for payments in U.S. dollars, on the settlement date. For payments in a currency other than U.S. dollars, securities will be credited free of payment on the settlement date.

Clearance and Settlement Procedures — Euroclear and Clearstream, Luxembourg

We understand that investors that hold their debt securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form.

Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

Secondary Market Trading

Trading between DTC Participants

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System.

If payment is made in U.S. dollars, settlement will be in same-day funds. If payment is made in a currency other than U.S. dollars, settlement will be free of payment. If payment is made other than in U.S. dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

Trading between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

A purchaser of debt securities that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream, Luxembourg at least one business day prior to settlement. The instructions will provide for the transfer of the securities from the selling DTC participant’s account to the account of the purchasing Euroclear or Clearstream, Luxembourg participant. Euroclear or Clearstream, Luxembourg, as the case may be, will then instruct the common depositary for Euroclear and Clearstream, Luxembourg to receive the securities either against payment or free of payment.

The interests in the securities will be credited to the respective clearing system. The clearing system will then credit the account of the participant, following its usual procedures. Credit for the securities will appear on the next day, European time. Cash debit will be back-valued to, and the interest on the securities will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended date, the Euroclear or Clearstream, Luxembourg cash debit will be valued as of the actual settlement date instead.

Euroclear participants or Clearstream, Luxembourg participants will need the funds necessary to process same-day funds settlement. The most direct means of doing this is to pre-position funds for settlement, either from cash or from existing lines of credit, as for any settlement occurring within Euroclear or Clearstream, Luxembourg. Under this approach, participants may take on credit exposure to Euroclear or Clearstream, Luxembourg until the securities are credited to their accounts one business day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to them, participants can choose not to pre-position funds and will instead allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream, Luxembourg participants purchasing securities would incur overdraft charges for one business day (assuming they cleared the overdraft as soon as the securities were credited to their accounts). However, interest on the securities would accrue from the value date. Therefore, in many cases, the investment income on securities that is earned during that one business day period may substantially reduce or offset the amount of the overdraft charges. This result will, however, depend on each participant’s particular cost of funds.

Because the settlement will take place during New York business hours, DTC participants will use their usual procedures to deliver securities to the depositary on behalf of Euroclear participants or Clearstream, Luxembourg participants. The sale proceeds will be available to the DTC seller on the settlement date. For the DTC participants, then, a cross-market transaction will settle no differently than a trade between two DTC participants.

Special Timing Considerations

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream, Luxembourg and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the debt securities, or to receive or make a payment or delivery of the debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

MATERIAL U.S. FEDERAL AND IRISH TAX CONSEQUENCES

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell, our United States counsel. It applies to you only if you acquire debt securities in the offering or offerings contemplated by this prospectus and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate or currency risks,

•  a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with debt securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest

Except as described below in the case of interest on a discount debt security that is not qualified stated interest each as defined below under “Original Issue Discount-General”, you will be taxed on any interest on your debt security, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

•	Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

•	Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your debt security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General.    If you own a debt security, other than a short-term debt security with a term of one year or less, it will be treated as a discount debt security issued at an original issue discount if the amount by which the debt security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a debt security’s issue price will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A debt security’s stated redemption price at maturity is the total of all payments provided by the debt security that are not payments of qualified stated interest. Generally, an interest payment on a debt security is qualified stated interest if it is one of a series of stated interest payments on a debt security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the debt security. There are special rules for variable rate debt securities that are discussed under “Variable Rate Debt Securities”.

In general, your debt security is not a discount debt security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of  1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your debt security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your debt security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the debt security, unless you make the election described below under “Election to Treat All Interest as Original Issue Discount”. You can determine the includible amount with respect to each such payment by multiplying the total amount of your debt security’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

divided by:

•	the stated principal amount of the debt security.

Generally, if your discount debt security matures more than one year from its date of issue, you must include original issue discount in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your debt security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount debt security for each day during the taxable year or portion of the taxable year that you hold your discount debt security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount debt security and you may vary the length of each accrual period over the term of your discount debt security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount debt security must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount debt security’s adjusted issue price at the beginning of the accrual period by your debt security’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your debt security allocable to the accrual period.

You must determine the discount debt security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount debt security’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount debt security’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount debt security that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount debt security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your debt security, other than any payment of qualified stated interest, and

•	your debt security’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium.    If you purchase your debt security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your debt security after the purchase date but is greater than the amount of your debt security’s adjusted issue price, as determined above under “General”, the excess is acquisition premium. If you do not make the election described below under “Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by a fraction equal to:

•	the excess of your adjusted basis in the debt security immediately after purchase over the adjusted issue price of the debt security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the debt security after the purchase date over the debt security’s adjusted issue price.

Market Discount.    You will be treated as if you purchased your debt security, other than a short-term debt security, at a market discount, and your debt security will be a market discount debt security if:

•	you purchase your debt security for less than its issue price as determined above under “General” and

•	the difference between the debt security’s stated redemption price at maturity or, in the case of a discount debt security, the debt security’s revised issue price, and the price you paid for your debt security is equal to or greater than  1/4 of 1 percent of your debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. To determine the revised issue price of your debt security for these purposes, you generally add any OID that has accrued on your debt security to its issue price.

If your debt security’s stated redemption price at maturity or, in the case of a discount debt security, its revised issue price, exceeds the price you paid for the debt security by less than 1/4 of 1 percent multiplied by the number of complete years to the debt security’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

You must treat any gain you recognize on the maturity or disposition of your market discount debt security as ordinary income to the extent of the accrued market discount on your debt security. Alternatively, you may elect to include market discount in income currently over the life of your debt security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount debt security and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your debt security in an amount not exceeding the accrued market discount on your debt security until the maturity or disposition of your debt security.

You will accrue market discount on your market discount debt security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the debt security with respect to which it is made and you may not revoke it.

Pre-Issuance Accrued Interest.    An election may be made to decrease the issue price of your debt security by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your debt security is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your debt security is to be made within one year of your debt security’s issue date, and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your debt security.

Debt Securities Subject to Contingencies Including Optional Redemption.    Your debt security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your debt security by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and

• one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your debt security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

Notwithstanding the general rules for determining yield and maturity, if your debt security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the debt security under an alternative payment schedule or schedules, then:

• in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your debt security and

• in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your debt security.

If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your debt security for the purposes of those calculations by using any date on which your debt security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your debt security as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your debt security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your debt security by treating your debt security as having been retired and reissued on the date of the change in circumstances for an amount equal to your debt security’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount.    You may elect to include in gross income all interest that accrues on your debt security using the constant-yield method described above under “General”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “Debt Securities Purchased at a Premium”, or acquisition premium.

If you make this election for your debt security, then, when you apply the constant-yield method:

• the issue price of your debt security will equal your cost,

• the issue date of your debt security will be the date you acquired it, and

• no payments on your debt security will be treated as payments of qualified stated interest.

Generally, this election will apply only to the debt security for which you make it; however, if the debt security has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount debt security, you will be treated as having made the election discussed above under “Market Discount” to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a debt security or the deemed elections with respect to amortizable bond premium or market discount debt securities without the consent of the Internal Revenue Service.

Variable Rate Debt Securities.    Your debt security will be a variable rate debt security if:

•	your debt security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

1.	015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

2.	15 percent of the total noncontingent principal payments; and

•	your debt security provides for stated interest, compounded or paid at least annually, only at:

1.	one or more qualified floating rates,

2.	a single fixed rate and one or more qualified floating rates,

3.	a single objective rate, or

4.	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

Your debt security will have a variable rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your debt security is denominated; or

•	the rate is equal to such a rate multiplied by either:

1.	a fixed multiple that is greater than 0.65 but not more than 1.35 or

2.	a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate; and

•	the value of the rate on any date during the term of your debt security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

If your debt security provides for two or more qualified floating rates that are within

0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the debt security, the qualified floating rates together constitute a single qualified floating rate.

Your debt security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the debt security or are not reasonably expected to significantly affect the yield on the debt security.

Your debt security will have a variable rate that is a single objective rate if:

•	the rate is not a qualified floating rate,

•	the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and

•	the value of the rate on any date during the term of your debt security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your debt security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your debt security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your debt security’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your debt security will also have a single qualified floating rate or an objective rate if interest on your debt security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the debt security that do not differ by more than 0.25 percentage points or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if your variable rate debt security provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your debt security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your debt security.

If your variable rate debt security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your debt security by:

•	determining a fixed rate substitute for each variable rate provided under your variable rate debt security,

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual variable rates during the applicable accrual period.

When you determine the fixed rate substitute for each variable rate provided under the variable rate debt security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your debt security.

If your variable rate debt security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate debt security will be treated, for purposes of the first three steps of the determination, as if your debt security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate debt security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Debt Securities.    In general, if you are an individual or other cash basis United States holder of a short-term debt security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term debt securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term debt security will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term debt securities, you will be required to defer deductions for interest on borrowings allocable to your short-term debt securities in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term debt security, including stated interest, in your short-term debt security’s stated redemption price at maturity.

Foreign Currency Discount Debt Securities.    If your discount debt security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount debt security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “United States Holders — Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your debt security.

Debt Securities Purchased at a Premium

If you purchase your debt security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your debt security by the amount of amortizable bond premium allocable to that year, based on your debt security’s yield to maturity. If your debt security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your debt security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.

Purchase, Sale and Retirement of the Debt Securities

Your tax basis in your debt security will generally be the U.S. dollar cost, as defined below, of your debt security, adjusted by:

•	adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your debt security, and then

•	subtracting any payments on your debt security that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on your debt security.

If you purchase your debt security with foreign currency, the U.S. dollar cost of your debt security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your debt security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your debt security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your debt security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your debt security. If your debt security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on:

•	the date payment is received, if you are a cash basis taxpayer and the debt securities are not traded on an established securities market, as defined in the applicable Treasury regulations,

•	the date of disposition, if you are an accrual basis taxpayer, or

•	the settlement date for the sale, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the debt securities are traded on an established securities market, as defined in the applicable Treasury regulations.

You will recognize capital gain or loss when you sell or retire your debt security, except to the extent:

•	described above under “Original Issue Discount — Short-Term Debt Securities” or “Market Discount”,

•	attributable to accrued but unpaid interest,

•	the rules governing contingent payment obligations apply, or

•	attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a debt security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your debt security or on the sale or retirement of your debt security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase debt securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Indexed Debt Securities

The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to debt securities the payments on which are determined by reference to any index and other debt securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate debt securities.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are the beneficial owner of a debt security and are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this section does not apply to you.

This discussion assumes that the debt security is not subject to the rules of Section 871(h)(4)(A) of the Internal Revenue Code, relating to interest payments that are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security:

•	we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal, premium, if any, and interest, including OID, to you if, in the case of payments of interest:

1.	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

2.	you are not a controlled foreign corporation that is related to us through stock ownership, and

3.	the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

a.	you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

b.	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person,

c.	the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i.	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii.	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

iii.	a U.S. branch of a non-United States bank or of a non-United States insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

d.	the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i.	certifying to the U.S. payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii.	to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

e.	the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; and

•	no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your debt security.

Further, a debt security held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death and

•	the income on the debt security would not have been effectively connected with a United States trade or business of the decedent at the same time.

Backup Withholding and Information Reporting

In general, if you are a non-corporate United States holder, we and other payors are required to report to the Internal Revenue Service all payments of principal, any premium and interest on your debt security, and the accrual of OID on a discount debt security. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your debt security before maturity within the United States. Additionally, backup withholding will apply to any payments, including payments of OID, if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

In general, if you are a United States alien holder, payments of principal, premium or interest, including OID, made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “United States Alien Holders” are satisfied or you otherwise establish an exemption. However, we and other payors are required to report payments of interest on your debt securities on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of debt securities effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

•	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person, or

•	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made outside the United States to an offshore account maintained by you unless the payor has actual knowledge that you are a United States person.

In general, payment of the proceeds from the sale of debt securities effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of debt securities effected at a United States office of a broker) are met or you otherwise establish an exemption.

In addition, payment of the proceeds from the sale of debt securities effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of debt securities effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Irish Taxation

This summary describes the principal Irish taxation consequences of owning the debt securities described in this prospectus. It is the opinion of KPMG, our Irish tax advisor, on principles of Irish taxation law. These principles depend on interpretation of current law, regulations, rulings and decisions, and Irish Revenue practice.

This summary does not address all Irish tax principles that may apply to all categories or potential investors, some of which may be subject to special rules.

Acquisitions and disposals of the securities — Capital gains tax

Irish tax resident individuals and companies

An Irish resident holder must disclose the acquisition of the debt securities in their relevant tax return under the heading “chargeable assets acquired”. This is on the basis that the securities are assets for the purposes of Irish capital gains tax.

On the basis the loan notes constitute a chargeable asset, capital gains tax is chargeable at the rate of 20% on a capital gain arising on the disposal of the debt securities. In broad terms, the gain is computed by comparing the sale proceeds with the acquisition cost as adjusted for inflation since the date of acquisition.

In certain circumstances, capital gains tax treatment will not apply to part of the gain arising on a disposal of the debt securities. This would occur where the owner of the security sells the security and the interest on the security is receivable by someone other than that owner. In these circumstances, the owner is charged to income tax under Case IV of Schedule D of the Irish Taxes Consolidation Act 1997 on accrued interest up to the date of disposal of the securities. This provision will not apply where the security has been held for a continuous period of two years.

Interest arising — Income tax/corporation tax

Irish tax resident individuals

For 2001, the standard rate of income tax is 20% and the higher rate is 42%. Irish resident individuals will be subject to income tax at their marginal rates of income tax on the interest income arising in the year on the debt security under Schedule D Case III of the Irish Taxes Consolidation Act 1997.

In certain circumstances, levies of 2% will also be payable on the interest income.

Where payment of the interest is entrusted to a paying agent in Ireland for payment to Irish resident individuals, and encashment tax is suffered, the interest income will be subject to tax under Schedule D Case IV of the Taxes Consolidation Act 1997 on the interest income arising in the year of assessment, with a credit given for any encashment tax suffered.

Irish tax resident companies

An Irish resident company will be liable to corporation tax at the rate of 25% on the interest income accruing on the debt security for the company’s relevant accounting period under Schedule D Case III of the Taxes Consolidation Act 1997.

The interest income arising on the debt security will fall within the definition of “investment income” for the purposes of the close company surcharge rules contained within the Irish Taxes Consolidation Act 1997.

Irish stamp duty

On the basis that the debt securities do not relate to the shares in CRH plc, no Irish stamp duty will be payable by holders on the transfer of the debt securities.

Irish taxation — U.S. tax resident holders

There are no Irish taxation implications to U.S. tax resident holders arising from the issue by CRH America, Inc. of debt securities to such holders.

Where the debt securities are held by U.S. tax resident holders, there are no Irish taxation implications to U.S. tax resident holders arising from the payment or accrual of interest on, or from the redemption or retirement of, the debt securities by CRH America, Inc.

Unless attributable to a permanent establishment that the holder of the debt securities has in Ireland, no taxable gain will arise on the sale or disposal of the debt securities by U.S. tax resident holders.

Payments under the Guarantee — U.S. and Irish tax resident holders

Under Irish domestic tax law, payment of interest under the guarantee by CRH plc may be liable to Irish tax. However, by filing an appropriate claim under the U.S./Ireland tax treaty, U.S. tax resident holders of the debt securities should qualify for exemption from Irish tax on the guarantee payments provided that the securities are not attributable to a permanent establishment that the holder of the securities has in Ireland.

There should be no Irish tax implications for U.S. resident holders of securities in the event that CRH plc is required to make payment of principal under the guarantee arrangement.

PLAN OF DISTRIBUTION

We may sell the debt securities:

• through underwriters;

• through dealers;

• through agents; or

• directly to one or more purchasers.

Underwriters

If we use underwriters in the sale, they will acquire the debt securities for their own account and may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the prospectus supplement, various conditions to the underwriters’ obligation to purchase the debt securities apply, and the underwriters will be obligated to purchase all of the debt securities if they purchase any of the debt securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Dealers

If we use dealers in the sale, unless we otherwise indicate in the prospectus supplement, we will sell the debt securities to the dealers as principals. The dealers may then resell the debt securities to the public at varying prices that the dealers may determine at the time of resale.

Agents And Direct Sales

We may also sell debt securities, directly or through agents that we designate. The prospectus supplement names any agent involved in the offering and sale and states any commissions we will pay to that agent. Unless we indicate otherwise in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

Institutional Investors

If we indicate in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by various institutional investors to purchase the debt securities. In this case, payment and delivery will be made on a future date that the prospectus supplement specifies. The underwriters, dealers or agents may impose limitations on the minimum amount that the institutional investor can purchase. They may also impose limitations on the portion of the aggregate principal amount of the debt securities that they may sell. These include:

• commercial and savings banks;

• insurance companies;

• pension funds;

• investment companies;

• educational and charitable institutions; and

• other similar institutions as we may approve.

The obligations of any of these purchasers pursuant to delayed delivery and payment arrangements will not be subject to any conditions. However, one exception applies. An institution’s purchase of the particular debt securities cannot at the time of delivery be prohibited under the laws of any jurisdiction that relates to:

• the validity of the arrangements; or

• the performance of the arrangements by us or the institutional investor.

Indemnification

Agreements that we enter into or will enter into with underwriters, dealers or agents may entitle them to be indemnified by us and CRH plc against various civil liabilities. These may include liabilities under the Securities Act of 1933 and other U.S. securities laws. The agreements may also entitle them to contribution for payments which they may be required to make as a result of these liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Market Making

In the event that we do not list debt securities of any series on a U.S. national securities exchange, various broker-dealers may make a market in the debt securities, but will have no obligation to do so, and may discontinue any market making at any time without notice. Consequently, it may be the case that no broker-dealer will make a market in debt securities of any series or that the liquidity of the trading market for the debt securities will be limited.

VALIDITY OF DEBT SECURITIES AND GUARANTEES

Sullivan & Cromwell, our and CRH plc’s U.S. counsel, and U.S. counsel for any underwriters, will pass upon the validity of the debt securities and guarantees. Gerrard, Scallan & O’Brien, our and CRH plc’s Irish counsel, will pass upon Irish law matters.

EXPERTS

Ernst & Young, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 20-F/A for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young’s report, given on their authority as experts in auditing and accounting.

EXPENSES

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement:

Securities and Exchange Commission registration fee	$500,000
Printing and engraving expenses	25,000
Legal fees and expenses	701,000
Accounting fees and expenses	330,000
Indenture Trustee’s fees and expenses	35,000
Rating Agencies’ fees	50,000
Listing fees and expenses	11,011
Miscellaneous	50,000

Total	$1,702,011

ISSUER	GUARANTOR

CRH America, Inc. 375 Northridge Road Suite 350 Atlanta, Georgia 30350	CRH plc Belgard Castle Clondalkin, Dublin 22 Ireland

TRUSTEE AND PRINCIPAL PAYING AGENT

JPMorgan Chase Bank 4 New York Plaza New York, NY 10004

IRISH PAYING AGENT

JPMorgan Bank (Ireland) plc JPMorgan House International Financial Service Centre Dublin 1, Ireland

LEGAL ADVISERS

To the Issuer and Guarantor as to United States law	To the Issuer and Guarantor as to Irish law

Sullivan & Cromwell LLP A Limited Liability Partnership 1 New Fetter Lane London EC4A 1AN, England	Arthur Cox Earlsfort Centre, Earlsfort Terrace Dublin 2, Ireland

To the Underwriters as to United States law

Davis Polk & Wardwell 99 Gresham Street London EC2V 7NG, England

AUDITORS OF CRH PLC

Ernst & Young Ernst & Young Building Harcourt Centre, Harcourt Street Dublin 2, Ireland

IRISH LISTING AGENT

Goodbody Stockbrokers Corporate Finance Ballsbridge Park Dublin 4, Ireland